Exhibit 99.2

Management's Discussion and Analysis 2021

999.9
FINE
GOLD

Franco Nevada
The GOLD Investment that WORKS

Management’s Discussion and Analysis

This Management’s Discussion and Analysis (“MD&A”) of financial position and results of operations of Franco-Nevada Corporation (“Franco-Nevada”, the “Company”, “we” or “our”) has been prepared based upon information available to Franco-Nevada as at March 9, 2022 and should be read in conjunction with Franco-Nevada’s audited consolidated financial statements and related notes as at and for the year ended December 31, 2021 and 2020 (the “financial statements”). The financial statements and this MD&A are presented in U.S. dollars and have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

Readers are cautioned that the MD&A contains forward-looking statements and that actual events may vary from management’s expectations. Readers are encouraged to read the “Cautionary Statement on Forward-Looking Information” at the end of this MD&A and to consult Franco-Nevada’s audited consolidated financial statements for the year ended December 31, 2021 and 2020 and the corresponding notes to the financial statements which are available on our website at www.franco-nevada.com, on SEDAR at www.sedar.com and on Form 6-K furnished to the United States Securities and Exchange Commission (“SEC”) on EDGAR at www.sec.gov.

Additional information related to Franco-Nevada, including our Annual Information Form and Form 40-F, are available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov, respectively. These documents contain descriptions of certain of Franco-Nevada’s producing and advanced royalty and stream assets, as well as a description of risk factors affecting the Company. For additional information, please see our website at www.franco-nevada.com.

Table of Contents

3	Overview
3	Strategy
5	Highlights
9	Guidance
10	Market overview
11	Selected financial information
12	Revenue by asset
13	Review of quarterly financial performance
17	Review of annual financial performance
21	Impairment charges and reversals
22	General and administrative and share-based compensation expenses
22	Other income and expenses
23	Summary of quarterly information
24	Balance sheet review
25	Liquidity and capital resources
30	Critical accounting estimates
31	Outstanding share data
31	Internal control over financial reporting and disclosure controls and procedures
32	Non-GAAP financial measures
34	Cautionary statement on forward-looking information
Abbreviations used in this report

The following abbreviations may be used throughout this MD&A:

Abbreviated Definitions
Periods under review		Measurement		Interest types
"2021"	The year ended December 31, 2021	"GEO"	Gold equivalent ounces	"NSR"	Net smelter return royalty
"2020"	The year ended December 31, 2020	"PGM"	Platinum group metals	"GR"	Gross royalty
"Q4"	The three-month period ended December 31	"oz"	Ounce	"ORR"	Overriding royalty
"Q3"	The three-month period ended September 30	"oz Au"	Ounce of gold	"GORR"	Gross overriding royalty
"Q2"	The three-month period ended June 30	"oz Ag"	Ounce of silver	"FH"	Freehold or lessor royalty
"Q1"	The three-month period ended March 31	"oz Pt"	Ounce of platinum	"NPI"	Net profits interest
		"oz Pd"	Ounce of palladium	"NRI"	Net royalty interest
Places and currencies		"62% Fe"	62% Fe iron ore fines, dry metric	"WI"	Working interest
"U.S."	United States		tonnes CFR China
"$" or "USD"	United States dollars	"LBMA"	London Bullion Market Association
"C$" or "CAD"	Canadian dollars	"bbl"	Barrel
"R$" or "BRL"	Brazilian reais	"mcf"	Thousand cubic feet
"A$" or "AUD"	Australian dollars	"WTI"	West Texas Intermediate

For definitions of the various types of agreements, please refer to our most recent Annual Information Form filed on SEDAR at www.sedar.com or our Form 40-F filed on EDGAR at www.sec.gov.

2021 Management’s Discussion and Analysis	2

Overview

Franco-Nevada is the leading gold-focused royalty and streaming company with the largest and most diversified portfolio of royalties and streams by commodity, geography, operator, revenue type and stage of project.

Our Portfolio (at March 9, 2022)
	Precious Metals	Other Mining	Energy	TOTAL
Producing	45	12	55	112
Advanced	36	7	—	43
Exploration	141	82	27	250
TOTAL	222	101	82	405

Our shares are listed on the Toronto and New York stock exchanges under the symbol FNV. An investment in our shares is expected to provide investors with yield and exposure to commodity price and exploration optionality while limiting exposure to cost inflation and other operating risks.

Compounded Average Annual Total Returns Since FNV Inception[1, 2, 3]

Franco-Nevada (FNV) - US$ basis
NASDAQ
S&P 500
Gold Bullion ETF
Barclays US Aggregate Bond
GDX (index of mostly gold miners)
-4%
0%
4%
8%
12%
16%
20%

1. FNV Inception – December 20, 2007.
2. Compounded annual total returns to February 28, 2022.
3. Source: TD Securities; Bloomberg.

Strategy

Our tag-line is “Franco-Nevada is the gold investment that works” and we are committed to ensuring it does work, for our shareholders, our operating partners and our communities:

●	We believe that combining lower risk gold investments with a strong balance sheet, progressively growing dividends and exposure to exploration optionality is the right mix to appeal to investors seeking to hedge market instability. Since our Initial Public Offering over 14 years ago, we have increased our dividend annually and our share price has outperformed the gold price and all relevant gold equity benchmarks.
●	We build long-term alignment with our operating partners. This alignment and the natural flexibility of our royalties and streams is an effective financing tool for the cyclical resource sector.
●	We work to be a positive force in all our communities, promoting responsible mining, providing a safe and diverse workplace and contributing to build community support for the operations in which we invest.

Our revenue is generated from various forms of agreements, ranging from net smelter return royalties, streams, net profits interests, net royalty interests, working interests and other types of arrangements. We do not operate mines, develop projects or conduct exploration. Franco-Nevada has a free cash flow generating business with limited future capital commitments and management is focused on managing and growing its portfolio of royalties and streams. We recognize the cyclical nature of the industry and have a long-term investment outlook. We maintain a strong balance sheet to minimize financial risk and so that we can make investments during commodity cycle downturns.

2021 Management’s Discussion and Analysis	3

The advantages of this business model are:

●	Exposure to commodity price optionality;
●	A perpetual discovery option over large areas of geologically prospective lands;
●	No additional capital requirements other than the initial investment;
●	Limited exposure to cost inflation;
●	A free cash-flow business with limited cash calls;
●	A high-margin business that can generate cash through the entire commodity cycle;
●	A scalable and diversified business in which a large number of assets can be managed with a small stable overhead; and
●	Management that focuses on forward-looking growth opportunities rather than operational or development issues.

Our short-term financial results are primarily tied to the price of commodities and the amount of production from our portfolio of assets. Our attributable production has typically been supplemented by acquisitions of new assets. Over the longer term, our results are impacted by the amount of exploration and development capital available to operators to expand or extend our producing assets or to progress our advanced and exploration assets into production.

The focus of our business is to create exposure to gold and precious metal resource optionality. This principally involves investments in gold mines and providing financing to copper and other base metal mines to obtain exposure to by-product gold, silver and platinum group metals production. We also invest in other metals and energy to expose our shareholders to additional resource optionality. In 2021, 76.6% of our revenue was earned from precious metals and 83.9% was earned from mining assets.

One of the strengths of Franco-Nevada’s business model is that our margins are not generally impacted when producer costs increase. The majority of our interests are royalty and streams with payments/deliveries that are based on production levels with no adjustments for the operator’s operating costs. In 2021, these interests accounted for 93.1% of our revenue. We also have a small number of NPI and NRI royalties which are based on the profit of the underlying operations.

_________________________

1

Starting in Q4 2021, revenue from Franco-Nevada’s Energy assets are included in the calculation of GEOs. In this MD&A, GEOs for comparative periods have been recalculated to conform with the current presentation. GEOs include Franco-Nevada’s attributable share of production from our Mining and Energy assets, after applicable recovery and payability factors. GEOs are estimated on a gross basis for NSR royalties and, in the case of stream ounces, before the payment of the per ounce contractual price paid by the Company. For NPI royalties, GEOs are calculated taking into account the NPI economics. Silver, platinum, palladium, iron ore, oil, gas and other commodities are converted to GEOs by dividing associated revenue, which includes settlement adjustments, by the relevant gold price. The price used in the computation of GEOs earned from a particular asset varies depending on the royalty or stream agreement, which may make reference to the market price realized by the operator, or the average price for the month, quarter, or year in which the commodity was produced or sold. For illustrative purposes, please refer to the average commodity price table on pages 13 and 17 of this MD&A for indicative prices which may be used in the calculation of GEOs for the year ended December 31, 2021 and 2020.

2021 Management’s Discussion and Analysis	4

Highlights

A note on our GEOs

To provide a more comprehensive measure of the performance of our business, we now include revenue from our Energy assets in the calculation of our GEOs. We believe this approach will be useful to our investors to evaluate the full scale of our portfolio. GEOs for comparative periods have been recalculated to conform with the current presentation.

Financial Update – Q4/2021 vs Q4/2020

●	182,543 GEOs(1) sold in Q4 2021, an increase of 12.3%;
●	$327.7 million in revenue, an increase of 7.6%;
●	$48.4 million, or $265 per GEO sold, in Cash Costs(2)(3), compared to $46.7 million, or $287 per GEO sold;
●	$269.8 million, or $1.41 per share, of Adjusted EBITDA(2), an increase of 6.4% and 6.0%, respectively;
●	82.3% in Margin(2), compared to 83.3%;
●	$220.9 million, or $1.16 per share, in net income, an increase of 25.0% and 24.7%, respectively. Net income in Q4 2021 includes a pre-tax reversal impairment of $75.5 million ($55.5 million on an after-tax basis) in relation to our interests in the Weyburn Unit;
●	$163.7 million, or $0.86 per share in Adjusted Net Income(2), relatively consistent with Q4 2020;
●	$279.0 million in net cash provided by operating activities, an increase of 13.3%;
●	$539.3 million in cash and cash equivalents as at December 31, 2021;
●	$1.6 billion in available capital as at December 31, 2021, comprising cash and cash equivalents and amounts available to borrow under our revolving credit facilities.

Financial Update – 2021 vs 2020

●	728,237 GEOs sold(1), an increase of 27.0%;
●	$1,300.0 million in revenue, an increase of 27.4%
●	$178.3 million, or $245 per GEO sold, in Cash Costs(3), compared to $158.8 million, or $277 per GEO sold;
●	$1,092.3 million, or $5.72 per share, in Adjusted EBITDA, an increase of 30.1% and 29.7%, respectively;
●	84.0% in Margin, compared to 82.3%;
●	$733.7 million, or $3.84 per share, in net income, an increase of 124.9% and 124.6%, respectively;
●	$673.6 million, or $3.52 per share, in Adjusted Net Income, an increase of 30.5% and 29.9%, respectively;
●	$955.4 million in net cash provided by operating activities, an increase of 18.8%.

_________________________

1	Starting in Q4 2021, revenue from Franco-Nevada’s Energy assets are included in the calculation of GEOs. In this MD&A, GEOs for comparative periods have been recalculated to conform with the current presentation. GEOs include Franco-Nevada’s attributable share of production from our Mining and Energy assets, after applicable recovery and payability factors. GEOs are estimated on a gross basis for NSR royalties and, in the case of stream ounces, before the payment of the per ounce contractual price paid by the Company. For NPI royalties, GEOs are calculated taking into account the NPI economics. Silver, platinum, palladium, iron ore, oil, gas and other commodities are converted to GEOs by dividing associated revenue, which includes settlement adjustments, by the relevant gold price. The price used in the computation of GEOs earned from a particular asset varies depending on the royalty or stream agreement, which may make reference to the market price realized by the operator, or the average price for the month, quarter, or year in which the commodity was produced or sold. For illustrative purposes, please refer to the average commodity price table on pages 13 and 17 of this MD&A for indicative prices which may be used in the calculation of GEOs for the year ended December 31, 2021 and 2020.
2	Cash Costs, Cash Costs per GEO sold, Adjusted EBITDA, Adjusted EBITDA per share, Margin, Adjusted Net Income and Adjusted Net Income per share are non-GAAP financial measures with no standardized meaning under IFRS and might not be comparable to similar financial measures disclosed by other issuers. Refer to the “Non-GAAP financial measures” section of this MD&A for more information on each non-GAAP financial measure.
3	Starting in Q4 2021, revenue from Franco-Nevada’s Energy assets are included in the calculation of GEOs. Similarly, the composition of Cash Costs and Cash Costs per GEO has been amended to include costs and GEOs related to Franco-Nevada’s Energy assets. Cash Costs and Cash Costs per GEOs for comparative periods have been recalculated to conform with current presentation.

2021 Management’s Discussion and Analysis	5

Significant Portfolio Updates

Additional updates related to our portfolio of assets are available in our News Release issued on March 9, 2022, available on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

Impairment reversal for our Weyburn interests

Our Energy portfolio has benefited from the rise in oil and gas prices during the year, earning revenue that has exceeded our 2021 guidance. In light of the increase in forecasted oil and gas prices relative to the lows of April 2020, we assessed our previously impaired Energy assets for potential indicators of impairment reversal. As a result, we recorded a pre-tax impairment reversal of $75.5 million ($55.5 million on an after-tax basis) for our interests in the Weyburn Unit. Refer to the “Impairment Charges and Reversals” section of this MD&A for further details.

Cobre Panama constitutional proceedings

In relation to the ongoing constitutional proceedings in connection with Minera Panama SA’s (“MPSA”) mining concession contract, First Quantum Minerals Ltd. (“First Quantum”) reported that, in July 2021, the Government of Panama announced the appointment of a high-level commission of senior government ministers and officials, chaired by the Minister of Commerce, to discuss First Quantum’s concession contract. In September 2021, the Supreme Court upheld its ruling in respect of the clarification motions presented by First Quantum to the Court in relation to its Law 9 decision announced in September 2018 and the ruling was gazetted in Q4 2021. First Quantum’s understanding is that the upholding of the unconstitutionality ruling against Law 9 of 1997 does not have retroactive effects, pursuant to article 2573 of the Code of Judicial Proceedings of Panama, therefore the approval of the mining concession contract which occurred in 1997 with the enactment of Law 9, remains unaltered, providing operation continuity as per status quo. In September 2021, the Ministry of Commerce publicly announced the culmination of the high-level formal discussions on two topics being environmental and labour matters.

During January 2022, the Government of Panama tabled a new proposal, namely that the Government should receive $375 million in benefits per year from Cobre Panama and that the existing revenue royalty payable to the Government will be replaced by a gross profit royalty. The parties continue to finalize the detail behind these proposed principles, including the appropriate mechanics that would achieve the desired outcome, the necessary protections to First Quantum’s business for downside copper price impact and production scenarios and ensuring that the new contract and legislation are both durable and sustainable.

Once an agreement is concluded and the full contract is documented, it is expected that newly drafted legislation would be put to the National Assembly. First Quantum noted that it welcomes the transparency of the robust ministerial commission process and it is hopeful that this matter can be concluded shortly.

Franco-Nevada does not expect the current proposal to have a material impact on future deliveries pursuant to our stream agreement.

Change in mining sequence at Candelaria

In June 2021, Lundin Mining Corporation (“Lundin”) reported that it would adjust the near-term mining sequence of the Candelaria mine open pit for the second half of 2021, which would impact the amount of direct ore mined and available for processing. As a result, gold production from Candelaria for 2021 was 91,000 ounces, compared to initial guidance of 95,000-100,000 gold ounces. In November 2021, Lundin reported that it would lower its production outlook from the previously announced range of 95,000-100,000 gold ounces for 2022, to 83,000-88,000 gold ounces. For 2023, production outlook was revised from 110,000-115,000 gold ounces to 90,000-95,000 gold ounces.

While the revised outlook is lower than had been previously announced, production over the next three years is expected to increase over that of 2021 based on expected achievement of planned processing rates as initiatives to debottleneck the Candelaria plant pebble crushing circuit are realized in early 2023.

Temporary suspension of mill operations at Tasiast

In June 2021, Kinross Gold Corporation (“Kinross”) announced a temporary suspension of mill operations due to a fire at its Tasiast mine. Kinross reported that it had re-started the mill in the second half of 2021. Throughput gradually ramped up during Q4 2021, with the mill reaching throughput of 19,000-20,000 tonnes per day in January 2022 on a sustained basis. The Tasiast 24k project, which is expected to incrementally increase throughput capacity to 24,000 tonnes per day, remains on schedule to be completed in mid-2023, with the first phase of the project on schedule to reach sustained throughput of 21,000 tonnes per day by the end of Q1 2022.

Impairment of Aği Daği royalty

In April 2021, Alamos Gold Inc. (“Alamos”), the owner of the Aği Daği project in Turkey, announced its filing of an investment treaty claim against the Republic of Turkey for failing to grant routine renewals of key licenses and permits for its Kirazlı gold mine. Though Franco-Nevada does not have a royalty on the Kirazlı mine, cessation of development activities at Kirazlı are expected to negatively impact the advancement of the Aği Daği project. As a result, Franco-Nevada considered this event an indicator of impairment and wrote-off the entire carrying value of its Aği Daği royalty of $7.5 million in Q2 2021.

2021 Management’s Discussion and Analysis	6

Extension of mining operations at Sudbury (McCreedy West mine)

In February 2021, KGHM International Ltd. (“KGHM”), the operator of the McCreedy West mine in Sudbury, Ontario, approved an extension of mining operations at the McCreedy West mine. Franco-Nevada assessed that the extension of the life of mine plan was an indication of a reversal of a previously recognized impairment loss and carried out an impairment reversal assessment. While the estimated recoverable value was estimated at $32.7 million as at March 31, 2021, there was no impairment reversal as the carrying value that would have been determined without the previously recorded impairment loss, net of depletion, was nil.

In addition, in June 2021, Franco-Nevada agreed to increase the purchase price per GEO effective June 1, 2021 from $800 per ounce to 60% of the prevailing monthly average gold spot price during periods when monthly average gold prices exceed $1,333/oz, and that when the gold spot price is greater than $2,000/oz, the purchase price would be $1,200/oz.

Update on impact of COVID-19 pandemic

We continue to monitor the impact of the COVID-19 pandemic on our portfolio of assets. While there has been a resurgence of cases in various parts of the world, including those due to more transmissible variant strains, the impact on our operations and assets has been limited. Our workforce has transitioned to a hybrid office model and, during the year ended December 31, 2021, none of the operations in which we hold a royalty, stream or other interest were suspended as a result of the pandemic.

Corporate Developments

Investment in Skeena Resources Limited (Eskay Creek) – Canada

On December 23, 2021, for the aggregate purchase price of $17.2 million (C$22.1 million): (i) we acquired 1,471,739 common shares of Skeena Resources Limited (“Skeena”), (ii) we entered into an agreement with Skeena to amend the terms of our existing 1% NSR royalty agreement such that our amended royalty will cover substantially all of the Eskay Creek gold-silver project (“Eskay Creek”) land package, including all currently known mineralized zones, and (iii) Skeena granted Franco-Nevada a right of first refusal (the “ROFR”) over the sale of a 0.5% NSR royalty (the “0.5% NSR Royalty”) on Eskay Creek.

If Skeena has not sold the 0.5% NSR Royalty by October 2, 2023, Franco-Nevada will have the right to purchase the 0.5% NSR Royalty for C$22.5 million.

Acquisition of Rosemont/Copper World Royalty Interest – U.S.

On November 26, 2021, we acquired from certain private sellers, through a wholly-owned subsidiary, an existing 0.585% NSR royalty interest on Hudbay Minerals Inc.’s (“Hudbay”) Rosemont copper project. With the acquisition of this royalty, which has identical terms as our existing 1.5% NSR royalty and covers the same land package, including most of the Copper World deposits, we now have a 2.085% NSR over the project.

The total consideration for the 0.585% NSR royalty interest was up to $19.5 million payable as follows: (i) $7.0 million paid on closing of the transaction and (ii) up to $12.5 million in contingent payments upon achievement of certain milestones at Rosemont and/or the Copper World deposits.

Acquisition of Vale Royalty – Brazil

On April 16, 2021, we acquired 57 million of Vale S.A.’s (“Vale”) outstanding participating debentures (the “Royalty”) for $538 million (R$3,049,500,000). The Royalty terms, on a 100% basis, provide for a 1.8% (0.264% attributable) net sales royalty on (i) iron ore sales from Vale’s Northern System, including the Serra Norte, Serra Sul and Serra Leste operations, and (ii) an estimated 70% of iron ore sales capacity from Vale’s Southeastern System, in the medium term, including from the Itabira, Minas Centrais (Brucutu) and Mariana (Fazendão) mining complexes. The Southeastern System will start contributions under the Royalty once a cumulative sales threshold of 1.7 Bt of iron ore has been reached, currently forecast by Vale to be achieved between 2024 and 2025. The Royalty also provides for a 2.5% (0.367% attributable) net sales royalty on certain copper and gold assets and 1.25% (0.183% attributable) in the case of to the Sossego mine. Additionally, the Royalty provides for a 1% (0.147% attributable) net sales royalty on all other minerals (covered mining rights include prospective deposits for other minerals including zinc and manganese, amongst others), subject to certain thresholds. The 1% rate (0.147% attributable) also applies to net proceeds in the event of an underlying asset sale.

Royalty payments are declared on a semi-annual basis on March 31st and September 30th of each year reflecting sales in the preceding half calendar year period.

The transaction was financed with a combination of cash on hand and a draw of $150.0 million on our $1 billion corporate revolving credit facility. The amount drawn was fully repaid by June 30, 2021.

Investment in Labrador Iron Ore Royalty Corporation – Canada

We have accumulated a 9.9% equity investment in Labrador Iron Ore Royalty Corporation (“LIORC”). The position was acquired over a number of years for a total investment of $74.2 million (C$93 million), representing an average cost of $11.72 (C$14.72) per share. The investment in LIORC functions similar to a royalty given the flow through of revenue generated from LIORC’s underlying 7% gross overriding royalty interest, C$0.10 per tonne commission, and 15.1% equity interest in Iron Ore Company of Canada’s (“IOC”) Carol Lake mine, operated by Rio Tinto. LIORC normally pays cash dividends from net income derived from IOC to the maximum extent possible, while maintaining appropriate levels of working capital. The dividends we receive from LIORC are reflected in our revenue from our Diversified assets and included in the calculation of GEOs sold.

2021 Management’s Discussion and Analysis	7

Acquisition of Séguéla Royalty – Côte d'Ivoire

On March 30, 2021, we acquired a 1.2% NSR on Fortuna Silver Mines Inc.’s (“Fortuna”) Séguéla gold project in Côte d'Ivoire for $15.2 million (A$20.0 million). The royalty agreement is subject to a buy-back at the option of Fortuna of up to 50% of the royalty at a pro rata portion of the purchase price for a period of up to three years after closing.

Acquisition of Condestable Gold and Silver Stream – Peru

On March 8, 2021, we closed, through a wholly-owned subsidiary, a precious metal stream agreement with reference to the gold and silver production from the Condestable mine in Peru, for an up-front deposit of $165.0 million. The Condestable mine is located approximately 90 kilometers south of Lima, Peru and is owned and operated by a subsidiary of Southern Peaks Mining LP (“SPM”), a private company. Commencing on January 1, 2021 and ending December 31, 2025, Franco-Nevada will receive 8,760 ounces of gold and 291,000 ounces of silver annually until a total of 43,800 ounces of gold and 1,455,000 ounces of silver have been delivered (the “Fixed Deliveries”). Thereafter, Franco-Nevada will receive 63% of the contained gold and contained silver produced until a cumulative total of 87,600 ounces of gold and 2,910,000 ounces of silver have been delivered (the “Variable Phase 1 Deliveries”). The stream then reduces to 25% of gold and silver produced in concentrate over the remaining life of mine (the “Variable Phase 2 Deliveries”). Franco-Nevada will pay 20% of the spot price for gold and silver for each ounce delivered under the stream (the “Ongoing Payment”). The stream has an effective date of January 1, 2021, with the first quarterly delivery received March 15, 2021.

Until March 8, 2025, subject to certain restrictions, a subsidiary of SPM may, at its option, make a one-time special delivery comprising the number of ounces of refined gold equal to $118.8 million at the then current spot price subject to the Ongoing Payment, to achieve the early payment of the Fixed Deliveries and Variable Phase 1 Deliveries. The Variable Phase 2 Deliveries would commence immediately thereafter.

Acquisition of U.S. Oil & Gas Royalty Rights with Continental Resources, Inc.

Through a wholly-owned subsidiary, we have a strategic relationship with Continental Resources, Inc. (“Continental”) to acquire, through a jointly-owned entity (the “Royalty Acquisition Venture”), royalty rights within Continental’s areas of operation. In Q4 2021 and 2021, Franco-Nevada recorded contributions to the Royalty Acquisition Venture of $11.7 million and $22.4 million, respectively (Q4 2020 and 2020 – $10.5 and $29.8 million, respectively). As at December 31, 2021, Franco-Nevada’s cumulative investment in the Royalty Acquisition Venture totaled $428.4 million and Franco-Nevada has remaining commitments of $91.6 million.

Financing

Credit Facilities

As at December 31, 2021, there were no amounts borrowed against our revolving credit facilities.

On July 9, 2021, we renewed our $1.0 billion unsecured revolving term credit facility (the “Corporate Revolver”) under substantially the same terms, extending the maturity date from March 22, 2024 to July 9, 2025. In April 2021, we drew down $150.0 million from the Corporate Revolver to finance part of the acquisition cost of the Vale Royalty. The amount drawn was fully repaid by June 30, 2021. In addition, we have posted security in the form of standby letters of credit in the amount of $18.2 million (C$23.1 million) in connection with the audit by the Canada Revenue Agency (“CRA”). The standby letters of credit reduce the available balance under the Corporate Revolver.

On March 16, 2021, Franco-Nevada (Barbados) Corporation amended its $100.0 million unsecured revolving credit facility (the “FNBC Revolver”) to extend the term by an additional year. The FNBC Revolver has a maturity date of March 20, 2022. However, we do not intend to renew the term of the FNBC Revolver, such that the facility will not be available to draw on after March 20, 2022.

Dividends

We previously announced that Franco-Nevada’s Board of Directors raised the Company’s quarterly dividend and declared a quarterly dividend of US$0.32 per share payable on March 31, 2022 to shareholders of record on March 17, 2022 (the “Record Date”). This is a 6.7% increase from the previous US$0.30 per share quarterly dividend and marks the 15th consecutive annual increase for Franco-Nevada shareholders. The Board of Directors has moved its annual dividend reviews earlier in the year than prior practice starting with 2022. The dividend policy will now be reviewed at the beginning of the fiscal year such that any increases to the dividend will be effective for the full fiscal year rather than commencing in Q2 as in prior years.

In 2021, dividends declared were $1.16 per share. Total dividends declared were $221.4 million, of which $179.6 million was paid in cash and $41.8 million was paid in common shares under our Dividend Reinvestment Plan (“DRIP”).

2021 Management’s Discussion and Analysis	8

Guidance and 5-Year Outlook

The following contains forward-looking statements. Reference should be made to the “Cautionary Statement on Forward-Looking Information” section at the end of this MD&A. For a description of material factors that could cause our actual results to differ materially from the forward-looking statements below, please see the “Cautionary Statement” and the “Risk Factors” section of our most recent Annual Information Form filed with the Canadian securities regulatory authorities on www.sedar.com and our most recent Form 40-F filed with the United States Securities and Exchange Commission on www.sec.gov. The 2022 guidance and 5-year outlook are based on assumptions including the forecasted state of operations from our assets based on the public statements and other disclosures by the third-party owners and operators of the underlying properties and our assessment thereof.

2022 Guidance

2021 was a year of significant growth for Franco-Nevada, with record revenue and a 27.0% year-over-year increase in total GEOs. In 2022, we anticipate a slightly lower production profile in comparison to 2021, as detailed below:

	2022 guidance	2021 actual	2020 actual
Total GEO sales	680,000 - 740,000	728,237	573,347
Precious Metal GEO sales	510,000 - 550,000	558,397	511,677
1	We expect our streams to contribute between 385,000 and 425,000 of our GEO sales. For the year ended December 31, 2021, 418,982 of our GEOs sold were from streams.
2

For our 2022 guidance and 5-year outlook as set out below, when reflecting revenue earned from gold, silver, platinum, palladium, iron ore, oil and gas commodities to GEOs, we assumed the following prices: $1,800/oz Au, $23.00/oz Ag, $1,000/oz Pt, $2,100/oz Pd, $125/tonne Fe 62% CFR China, $85/bbl WTI oil and $3.75/mcf Henry Hub natural gas.

3

Our 2022 guidance and 5-year outlook as set out below do not assume any other acquisitions and do not reflect any incremental revenue from additional contributions we may make to the Royalty Acquisition Venture with Continental as part of our remaining commitment of $91.6 million

Precious Metals:

●	South America: For Candelaria, we expect between 60,000 and 70,000 GEOs sold, relatively consistent with GEOs sold in 2021. While we expect production to benefit from initiatives to debottleneck the plant pebble crushing circuit, the effect of these initiatives are not expected to be realized until early 2023. For Antapaccay, we anticipate production to decrease from 62,411 GEOs in 2021 to between 47,500 and 57,500 GEOs due to expected lower grades based on the sequencing of the life of mine plan. For Antamina, in 2021, we benefited from strong silver production, realizing sales of 3.8 million silver ounces in the year. For 2022, we anticipate deliveries to revert to the higher end of our long-term expected range of 2.8 million to 3.2 million silver ounces.
●	Central America & Mexico: Copper production at Cobre Panama is expected to increase with First Quantum announcing guidance of between 330,000 and 360,000 tonnes in 2022, up from 331,000 tonnes produced in 2021. However, while copper production at the mine is expected to increase, we expect deliveries of gold and silver ounces to Franco-Nevada to be between 120,000-140,000 GEOs, relatively consistent with 2021. Our deliveries in 2021, which totaled 131,062 GEOs, included ounces that had been produced in Q4 2020 but where shipment was delayed to Q1 2021. For Guadalupe-Palmarejo, we expect a decrease in GEOs for 2022, to between 35,000 and 45,000 GEOs, as GEO production in 2021 was particularly strong due to higher mill throughput and significant production sourced from ground covered by our stream.
●	United States: While we expect relatively consistent PGM production at Stillwater, we anticipate that lower platinum and palladium prices will convert to fewer GEOs than in 2021 based on the commodity prices we assumed for our 2022 guidance. We also expect fewer GEOs from Goldstrike, as payments received in 2021 included $7.1 million in royalties related to prior periods which are not expected to recur in 2022.
●	Canada: We expect lower royalties from our Hemlo NPI as production shifts away from our royalty ground. We anticipate this decrease to be partly offset by higher production from McCreedy West based on the life of mine plan, and by the resumption of royalty payments from our NPI on Musselwhite.
●	Rest of World: We anticipate increased production from our Subika (Ahafo) royalty, as production from Ahafo is expected to increase to 650,000 ounces in 2022, up from 481,000 ounces in 2021. In addition, Franco-Nevada expects a larger proportion of production to be sourced from ground covered by our royalty. Production at Tasiast is also expected to increase significantly as the mine has returned to full production after a mill fire in June 2021, and continues to incrementally increase throughput capacity to 24,000 tonnes per day.

Diversified:

●	Iron ore: We benefited from record iron ore prices in 2021. Our Vale Royalty generated GEOs that achieved the high-end of our expected range and LIORC paid the highest amount of dividends of any year since we acquired our equity stake in 2015. Iron ore prices have decreased from the record highs in mid-2021. We have assumed $125/tonne 62% Fe benchmark iron ore prices for 2022, slightly below recent spot prices. At these prices, we expect our Diversified Mining assets to contribute between 35,000 and 55,000 GEOs, compared to 52,584 GEOs in 2021.

2021 Management’s Discussion and Analysis	9

●	Energy: Our Energy assets were significant contributors to our 2021 revenue as a result of the rally in oil and gas prices in the year, generating 117,256 GEOs in 2021. For 2022, we have assumed commodity prices of $85/bbl WTI for oil and $3.75/mcf Henry Hub for natural gas which are below recent spot prices. Based on these prices, we expect between 125,000 and 145,000 GEOs from our Energy assets. Production from our U.S. assets is expected to be consistent with volumes produced in 2021. Recently acquired royalties under our Royalty Acquisition Venture with Continental are expected to provide additional volume contribution. This is expected to be partly offset by a decrease in production from the Midland basin, which performed particularly well in 2021 due to the drilling of a number of new high-royalty wells on our acreage. Underlying performance from our Canadian assets is expected to remain stable, however, the Weyburn NRI volumes, which are accounted for net of operating and capital costs, should benefit from strong commodity prices.

Depletion: We estimate depletion and depreciation expense in 2022 to be between $270.0 million and $300.0 million, compared to depletion and depreciation expense of $299.6 million in 2021.

Capital commitments: As of December 31, 2021, our remaining capital commitment to the Royalty Acquisition Venture with Continental is $91.6 million.

5-Year Outlook

We expect our portfolio to produce between 765,000 and 825,000 GEOs by 2026, of which 570,000 to 610,000 GEOs are expected to be generated from Precious Metal assets. This outlook assumes that Cobre Panama will have expanded its mill throughput capacity to 100 million tonnes per year during 2023. It also assumes the commencement of production at Salares Norte, Greenstone (Hardrock), Rosemont, Valentine Lake, and Eskay Creek, continued deliveries from Sudbury through 2026, and that the stream at MWS will have reached its cap in 2024.

Market Overview

The prices of gold and other precious metals are the largest factors in determining profitability and cash flow from operations for Franco-Nevada. The price of gold can be volatile and is affected by numerous macroeconomic and industry factors that are beyond our control. Major influences on the gold price include interest rates, fiscal and monetary stimulus, inflation expectations, currency exchange rate fluctuations including the relative strength of the U.S. dollar and the supply of and demand for gold.

Commodity price volatility also impacts the number of GEOs when reflecting non-gold commodities as GEOs. Silver, platinum, palladium, iron ore, other mining commodities and oil and gas are reflected as GEOs by dividing associated revenue, which includes settlement adjustments, by the relevant gold price. The price used in the computation of GEOs earned from a particular asset varies depending on the royalty or stream agreement, which may make reference to the market price realized by the operator, or the average price for the month, quarter, or year in which the commodity was produced or sold.

Gold prices softened in the latter part of 2021 reflecting expectations of rising interest rates and a stronger U.S. dollar, though market sentiment remains positive in the current inflationary environment. Gold prices increased 1.7%, averaging $1,800/oz in 2021, compared to $1,770/oz in 2020, and ended the year at $1,763/oz. Silver prices were strong in the year, averaging $25.17/oz in 2021, an increase of 22.5% compared to $20.55/oz in 2020. Platinum and palladium prices averaged $1,091/oz and $2,397/oz, respectively, in 2021, compared to $884/oz and $2,194/oz, respectively, in 2020, an increase of 23.4% and 9.3%, respectively.

Oil and gas prices rallied in 2021, reflecting increased demand and supply shortages as economies continue to recover from the COVID-19 pandemic. In 2021, WTI prices averaged $67.91/bbl, a 72.5% increase from 2020. Edmonton Light prices averaged C$80.29/bbl in 2021, up 75.6% compared to 2020. Henry Hub natural gas prices averaged $3.72/mcf in 2021 compared to $2.13/mcf in 2020, up 74.6%.

Iron ore prices reached record highs in mid-2021 but fell in the second half of 2021. Average prices for 62% iron ore fines were $160/tonne in 2021 compared to $107/tonne in 2020, up 49.5%.

Subsequent to year-end, ongoing political tensions and uncertainties including those related to developments in Russia and Ukraine have further contributed to volatility in commodity prices, including those of gold, oil and gas.

2021 Management’s Discussion and Analysis	10

Selected Financial Information

	For the three months ended		For the year ended
(in millions, except Average Gold Price, GEOs sold,	December 31,		December 31,
Margin, per ounce amounts and per share amounts)	2021	2020	2021	2020	2019

Statistical Measures
Average Gold Price	$1,795	$1,873	$1,800	$1,770	$1,392
GEOs sold(1)	182,543	162,533	728,237	573,347	598,397

Statement of Comprehensive Income
Revenue	$327.7	$304.5	$1,300.0	$1,020.2	$844.1
Depletion and depreciation	78.2	67.5	299.6	241.0	263.2
Costs of sales	48.4	46.7	178.3	158.8	144.8
Operating income	267.1	195.8	860.7	336.5	410.2
Net income	220.9	176.7	733.7	326.2	344.1
Basic earnings per share	$1.16	$0.93	$3.84	$1.71	$1.83
Diluted earnings per share	$1.15	$0.92	$3.83	$1.71	$1.83

Dividends declared per share	$0.30	$0.26	$1.16	$1.03	$0.99
Dividends declared (including DRIP)	$57.4	$50.7	$221.4	$197.2	$187.0
Weighted average shares outstanding	191.2	190.9	191.1	190.3	187.7

Non-GAAP Measures
Cash Costs(2) (3)	$48.4	$46.7	$178.3	$158.8	$144.8
Cash Costs(2) (3) per GEO sold	$265	$287	$245	$277	$242
Adjusted EBITDA(2)	$269.8	$253.7	$1,092.3	$839.6	$673.4
Adjusted EBITDA(2) per share	$1.41	$1.33	$5.72	$4.41	$3.59
Margin(2)	82.3%	83.3%	84.0%	82.3	79.8%
Adjusted Net Income(2)	$163.7	$163.0	$673.6	$516.3	$341.5
Adjusted Net Income(2) per share	$0.86	$0.85	$3.52	$2.71	$1.82

Statement of Cash Flows
Net cash provided by operating activities	$279.0	$246.3	$955.4	$803.9	$617.7
Net cash used in investing activities	$(36.4)	$(137.9)	$(765.0)	$(309.0)	$(436.1)
Net cash used in financing activities	$(46.1)	$(39.7)	$(180.2)	$(91.8)	$(119.8)

	As at	As at	As at
	December 31,	December 31,	December 31,
(expressed in millions)	2021	2020	2019
Statement of Financial Position
Cash and cash equivalents	$539.3	$534.2	$132.1
Total assets	6,209.9	5,592.9	5,280.6
Debt	—	—	80.0
Deferred income tax liabilities	135.4	91.5	82.4
Total shareholders’ equity	6,025.2	5,443.8	5,062.2
Available Capital	1,621.1	1,616.1	1,226.2

1	Starting in Q4 2021, revenue from Franco-Nevada’s Energy assets are included in the calculation of GEOs. In this MD&A, GEOs for comparative periods have been recalculated to conform with the current presentation. Refer to Note 1 at the bottom of page 4 of this MD&A for the methodology for calculating GEOs and, for illustrative purposes, to the average commodity price table on pages 13 and 17 of this MD&A for indicative prices which may be used in the calculations of GEOs for the year ended December 31, 2021 and 2020.
2	Cash costs, Cash costs per GEO sold, Adjusted EBITDA, Adjusted EBITDA per share, Margin, Adjusted Net Income and Adjusted Net Income per share are non-GAAP financial measures with no standardized meaning under IFRS and might not be comparable to similar financial measures disclosed by other issuers. Refer to the “Non-GAAP financial measures” section of this MD&A for more information on each non-GAAP financial measure.
3	Starting in Q4 2021, revenue from Franco-Nevada’s Energy assets are included in the calculation of GEOs. Similarly, the composition of Cash Costs and Cash Costs per GEO has been amended to include costs and GEOs related to Franco-Nevada’s Energy assets. Cash Costs and Cash Costs per GEO for comparative periods have been recalculated to conform with current presentation.

2021 Management’s Discussion and Analysis	11

Revenue by Asset

Our portfolio is well-diversified with GEOs and revenue being earned from assets in various jurisdictions, of which 45 are Precious Metal assets. The following table details revenue earned from our various royalty, stream and working interests for the three months and years ended December 31, 2021 and 2020:

		For the three months ended		For the year ended
(expressed in millions)	Interest and %	December 31,		December 31,
Property	(Gold unless otherwise indicated)	2021	2020	2021	2020
PRECIOUS METALS
South America
Candelaria	Stream 68% Gold & Silver	$35.7	$22.5	$116.5	$106.8
Antapaccay	Stream (indexed) Gold & Silver	30.7	47.5	111.6	118.5
Antamina	Stream 22.5% Silver	17.2	20.5	94.1	57.0
Condestable	Stream Gold & Silver, Fixed through 2025 then %	5.5	—	22.5	—
Other		2.0	1.7	6.2	4.9
Central America & Mexico
Cobre Panama	Stream (indexed) Gold & Silver	$64.5	$46.1	$235.0	$135.4
Guadalupe-Palmarejo	Stream 50%	21.9	29.1	83.4	79.0
Other		(0.1)	—	—	0.5
United States
Stillwater	NSR 5% PGM	$11.6	$15.2	$57.8	$50.9
Goldstrike	NSR 2-4%, NPI 2.4-6%	7.7	5.4	25.3	20.7
Gold Quarry	NSR 7.29%	—	(4.0)	7.5	10.7
Marigold	NSR 1.75-5%, GR 0.5-4%	2.4	2.6	8.5	7.1
Bald Mountain	NSR/GR 0.875-5%	3.5	2.5	11.2	11.2
Other		4.9	3.1	12.5	12.2
Canada
Detour Lake	NSR 2%	$7.9	$5.7	$25.3	$20.4
Sudbury	Stream 50% PGM & Gold	3.0	6.5	17.4	40.1
Hemlo	NSR 3%, NPI 50%	(2.0)	21.6	27.6	69.9
Brucejack	NSR 1.2%	1.9	2.0	7.0	7.2
Kirkland Lake	NSR 1.5-5.5%, NPI 20%	1.6	1.5	5.8	5.4
Other		2.5	2.9	10.3	12.3
Rest of World
MWS	Stream 25%	$11.6	$11.0	$41.3	$41.8
Sabodala	Stream 6%, Fixed to 105,750 oz	4.2	5.1	16.7	21.6
Tasiast	NSR 2%	0.5	4.1	6.7	14.3
Subika (Ahafo)	NSR 2%	4.1	2.8	11.6	10.4
Karma	Stream 4.875%, Fixed to 80,625 oz	1.6	7.0	9.9	28.9
Duketon	NSR 2%	1.9	1.4	11.1	9.6
Other		2.8	3.5	12.9	14.0
		$249.1	$267.3	$995.7	$910.8
DIVERSIFIED
Vale	0.264% Iron Ore, 0.367% Copper/Gold, 0.147% Other	$9.7	$—	$59.4	$—
LIORC	GORR 0.7% Iron Ore, IOC Equity 1.5%(1)	5.8	9.0	30.2	14.7
Other mining assets		1.1	0.4	5.2	3.1
United States (Energy)
Marcellus	GORR 1%	$11.1	$4.9	$36.1	$20.4
Haynesville	Various Royalty Rates	13.0	4.2	38.5	4.2
SCOOP/STACK	Various Royalty Rates	10.2	4.6	36.4	21.6
Permian Basin	Various Royalty Rates	10.0	5.5	35.0	18.5
Other		0.1	0.1	0.2	0.1
Canada (Energy)
Weyburn	NRI 11.71%, ORR 0.44%, WI 2.56%	$12.3	$5.2	$43.8	$16.0
Orion	GORR 4%	2.8	2.0	10.8	5.9
Other		2.5	1.3	8.7	5.0
		$78.6	$37.2	$304.3	$109.5
Revenue		$327.7	$304.5	$1,300.0	$1,020.3

1 Interest attributable to Franco-Nevada’s 9.9% equity ownership of Labrador Iron Ore Royalty Corporation.

2021 Management’s Discussion and Analysis	12

Review of Quarterly Financial Performance

The prices of precious metals, iron ore, oil and gas and production from our assets are the largest factors in determining our profitability and cash flow from operations. The following table summarizes average commodity prices and average exchange rates during the periods presented.

Quarterly average prices and rates		Q4 2021	Q4 2020	Variance
Gold(1)	($/oz)	$1,795	$1,873	(4.2)%
Silver(1)	($/oz)	23.32	24.39	(4.4)%
Platinum(1)	($/oz)	998	939	6.3%
Palladium(1)	($/oz)	1,935	2,348	(17.6)%
Iron Ore Fines 62% Fe CFR China	($/tonne)	108	131	(17.6)%

Edmonton Light	(C$/bbl)	92.11	49.45	86.3%
West Texas Intermediate	($/bbl)	77.19	42.68	80.9%
Henry Hub	($/mcf)	4.85	2.77	75.1%

CAD/USD exchange rate(2)		0.7936	0.7675	3.4%
1	Based on LBMA PM Fix for gold, platinum and palladium. Based on LBMA Fix for silver.
2	Based on Bank of Canada daily rates.

Revenue and GEOs

Revenue and GEO sales by commodity, geographical location and type of interest for Q4 2021 and Q4 2020 were as follows:

	Gold Equivalent Ounces(1)			Revenue (in millions)
For the three months ended December 31,	2021	2020	Variance	2021	2020	Variance
Commodity
Gold	109,637	110,815	(1,178)	$196.5	$208.4	$(11.9)
Silver	21,479	20,403	1,076	38.6	38.0	0.6
PGM	7,683	11,162	(3,479)	14.0	20.9	(6.9)
Precious Metals	138,799	142,380	(3,581)	$249.1	$267.3	$(18.2)
Iron ore	8,600	4,778	3,822	$15.5	$9.0	$6.5
Other mining assets	656	318	338	1.1	0.4	0.7
Oil	16,148	8,495	7,653	28.9	15.6	13.3
Gas	14,569	5,019	9,550	26.3	9.3	17.0
NGL	3,771	1,543	2,228	6.8	2.9	3.9
Diversified	43,744	20,153	23,591	$78.6	$37.2	$41.4
	182,543	162,533	20,010	$327.7	$304.5	$23.2
Geography
South America	56,202	49,439	6,763	$100.8	$92.2	$8.6
Central America & Mexico	48,029	40,017	8,012	86.3	75.2	11.1
United States	41,712	23,481	18,231	75.0	44.2	30.8
Canada	21,448	30,768	(9,320)	38.3	57.7	(19.4)
Rest of World	15,152	18,828	(3,676)	27.3	35.2	(7.9)
	182,543	162,533	20,010	$327.7	$304.5	$23.2
Type
Revenue-based royalties	60,337	37,095	23,242	$108.7	$69.6	$39.1
Streams	109,014	104,337	4,677	196.0	195.4	0.6
Profit-based royalties	6,871	14,380	(7,509)	12.3	27.0	(14.7)
Other	6,321	6,721	(400)	10.7	12.5	(1.8)
	182,543	162,533	20,010	$327.7	$304.5	$23.2
1	Starting in Q4 2021, revenue from Franco-Nevada’s Energy assets are included in the calculation of GEOs. GEOs for comparative periods have been recalculated to conform with the current presentation. Refer to Note 1 at the bottom of page 4 of this MD&A for the methodology for calculating GEOs and, for illustrative purposes, to the average commodity price table above for indicative prices which may be used in the calculations of GEOs.

2021 Management’s Discussion and Analysis	13

We earned $327.7 million in revenue Q4 2021, up 7.6% from Q4 2020. The growth in our revenue was primarily driven by higher realized oil and gas prices from our Energy assets and revenue from our recently acquired Vale Royalty. These more than offset our slight decrease in Precious Metal revenue and resulted in 76.1% of our revenue being sourced from Precious Metal assets, down from 87.8% in Q4 2020. Geographically, we remain heavily invested in the Americas, with 91.7% of our revenue in Q4 2021, compared to 88.4% in Q4 2020.

We sold 182,543 GEOs in Q4 2021 compared to 162,533 GEOs in Q4 2020. A comparison of our sources of GEOs in Q4 2021 to Q4 2020 is shown below:

GEOs Sold Reconciliation – Q4 2020 to Q4 2021

GEOs - Q4 2020
162,533
Gold NPIs
-10,558
PGM assets
-3,479
Silver assets
+1,076
Other mining assets
+4,160
Gold assets
+9,380
Energy
+19,431
GEOs - Q4 2021
182,543

Precious Metals

Our Precious Metal assets contributed 138,799 GEOs in Q4 2021, compared to 142,380 GEOs in Q4 2020, primarily due to the following:

●	Hemlo – Revenue from Hemlo in Q4 2021 was significantly lower than in Q4 2020 reflecting a decrease in production from ground where Franco-Nevada has royalty interests and higher operating costs which affected royalties under the NPI. In comparison, in Q4 2020, our Hemlo NPI was a particularly strong contributor of revenue, reflecting significant production from our royalty ground and high gold prices. Underground activity is expected to improve in 2022.
●	Antapaccay – We sold 17,129 GEOs from our Antapaccay stream, compared to 25,430 GEOs in Q4 2020. Deliveries in Q4 2021 were lower than in Q4 2020 due to lower grades, which were expected based on the life of mine plan. In addition, GEOs received in Q4 2020 had been particularly high due to the timing of deliveries.
●	Guadalupe-Palmarejo: We sold 11,971 GEOs from our Guadalupe-Palmarejo stream in Q4 2021, compared to 15,669 GEOs in Q4 2020 where grades and recoveries were higher than in the current period.

2021 Management’s Discussion and Analysis	14

The above decreases were partly offset by the following:

●	Cobre Panama – We sold 36,058 GEOs in Q4 2021, compared to 24,347 GEOs in Q4 2020. In Q4 2021, we benefited from higher production at Cobre Panama, with First Quantum reporting that Cobre Panama’s production was 80,000 tonnes of copper in Q4 2021, up 14,000 tonnes from Q4 2020. In addition, GEO deliveries in Q4 2020 had been negatively affected by a delay in shipment as the operation was ramping up following a temporary suspension due to COVID-19 in July 2020.
●	Candelaria – We sold 19,928 GEOs in Q4 2021 from our Candelaria stream, compared to 11,958 GEOs in Q4 2020. Lundin reported that operations at Candelaria were particularly strong in Q4 2021, with a focus on operational practices and an improvement in grade discrepancy during the quarter. In addition, production in Q4 2020 had been negatively impacted due to labour action.
●	Condestable – Our Condestable stream, acquired in 2021, contributed 3,093 GEOs in Q4 2021. Deliveries from Condestable are fixed until the end of 2025.

Diversified

Our Diversified assets generated $78.6 million in revenue, up from $37.2 million in Q4 2020, primarily comprising our Iron Ore and Energy interests. Our Iron Ore assets generated $15.5 million in Q4 2021, compared to $9.0 million in Q4 2020. Our Energy interests contributed $62.0 million in revenue in Q4 2021, compared to $27.8 million in Q4 2020. When converted to GEOs, Diversified assets contributed 43,744 GEOs, up from 20,153 GEOs in Q4 2020. The calculation of GEOs from Diversified assets is affected by relative changes in commodity prices during the period. In Q4 2021, revenues from our Energy assets generally benefited from a more favourable GEO conversion ratio than in Q4 2020, while revenues from our Iron Ore assets were negatively impacted by a less favourable GEO conversion ratio.

Other Mining

●	Vale Royalty – We recorded $9.7 million in revenue from our Vale Royalty, acquired in April 2021. Revenue recorded in Q4 2021 was lower than in previous quarters in 2021, due to a decrease in iron ore prices after record highs in mid-2021 and increased deductible transportation costs.
●	LIORC – LIORC contributed $5.8 million in revenue in Q4 2021, compared to $9.0 million in Q4 2020, reflecting lower production of pellets and concentrate at the Carol Lake mine and a decrease in iron ore prices.

Energy

●	SCOOP/STACK – Royalties from the SCOOP/STACK generated $10.2 million in Q4 2021 compared to $4.6 million, reflecting an increase in production from our royalties as well as higher prices.
●	Permian – Royalties from the Permian basin contributed $10.0 million in Q4 2021 compared to $5.5 million in Q4 2020. Volumes in Q4 2021 from the Midland basin increased significantly compared to Q4 2020 due to the start of production at a number of high-interest wells, partly offset by a reduction in production volumes from the Delaware basin.
●	Marcellus – Revenue from the Marcellus asset, operated by Range Resources, was $11.1 million in Q4 2021 compared to $4.9 million in Q4 2020. Production was relatively consistent compared to the prior year period, but revenues benefited from significantly higher NGL and natural gas prices.
●	Haynesville – The recently acquired portfolio of royalties contributed $13.0 million in Q4 2021. The asset is benefiting from current high natural gas prices as well as strong initial production levels from high royalty interest wells.
●	Weyburn – Revenue from the Weyburn Unit was $12.3 million in Q4 2021 compared to $5.2 million in Q4 2020, reflecting the increase in commodity prices and the operating leverage of our NRI slightly offset by lower production.

Costs of Sales

The following table provides a breakdown of costs of sales, excluding depletion and depreciation, incurred in the periods presented:

	For the three months ended December 31,
(expressed in millions)	2021	2020	Variance
Costs of stream sales	$44.0	$44.0	$—
Mineral production taxes	0.8	0.8	—
Mining costs of sales	$44.8	$44.8	$—
Energy costs of sales	3.6	1.9	1.7
	$48.4	$46.7	$1.7

2021 Management’s Discussion and Analysis	15

Costs of stream sales were slightly higher compared to Q4 2020. In Q4 2021, our stream interests delivered 109,014 GEOs, up from 104,337 in Q4 2020, which resulted in a reduction in costs of sales per GEO sold. A comparison of our costs of sales incurred in Q4 2021 to Q4 2020 is shown below:

Cost of Sales Reconciliation – Q4 2020 to Q4 2021

(US$ millions)

Costs of Sales - Q4 2020
$46.7
Antapaccay
-$3.3
Guadalupe-Palmarejo
-$2.9
Karma
-$1.1
Sudbury
-$1.0
Condestable
+$1.1
Other, net
+$1.6
Candelaria
+$3.2
Cobre Panama
+$4.1
Costs of Sales - Q4 2021
$48.4

Depletion and Depreciation

Depletion and depreciation expense totaled $78.2 million in Q4 2021, compared to $67.5 million in Q4 2020, reflecting the increase in GEOs sold. A comparison of our depletion expense incurred in Q4 2021 to Q4 2020 is shown below:

Depletion Reconciliation – Q4 2020 to Q4 2021

(US$ millions)

Depletion - Q4 2020
$67.5
Karma
-$3.3
Other, net
-$2.5
Antapaccay
-$1.1
Haynesville
+$1.5
Marcellus
+$1.6
Candelaria
+$3.1
Condestable
+$3.2
Vale
+$3.6
Cobre Panama
+$4.6
Depletion - Q4 2021
$78.2

Impairment Charges and Reversals

In Q4 2021, we recorded a pre-tax impairment reversal of $75.5 million ($55.5 million on an after-tax basis) in relation to our interests in the Weyburn Unit. Refer to the “Impairment Charges and Reversals” section below for further details.

Income Taxes

Income tax expense was $44.7 million in Q4 2021, compared to $21.5 million in Q4 2020, comprised of a current income tax expense of $17.8 million (Q4 2020 – $17.1 million) and a deferred income tax expense of $26.9 million (Q4 2020 –$4.4 million). Income tax expense increased in Q4 2021 largely due to the recognition of a deferred income tax expense of $20.0 million related to the impairment reversal for our interests in the Weyburn Unit.

2021 Management’s Discussion and Analysis	16

Net Income

Net income for Q4 2021 was $220.9 million, or $1.16 per share, compared to $176.7 million, or $0.93 per share, in Q4 2020. The increase in net income is primarily attributable to the impairment reversal of $75.5 million ($55.5 million on an after-tax basis) we recorded in relation to our interests in the Weyburn Unit and our increased revenue, partly offset by higher depletion expense. Adjusted Net Income, which adjusts for impairment charges and reversals, foreign exchange gains and losses and other income and expenses, among other items, was $163.7 million, or $0.86 per share, compared to $163.0 million, or $0.85 per share, earned in Q4 2020. While revenue and GEOs earned in the current period were higher than in Q4 2020, the benefit was offset by higher depletion expense, share-based compensation expense and income tax expense.

Review of Annual Financial Performance

The following table summarizes average commodity prices and average exchange rates during the periods presented.

Average prices and rates		2021	2020	Variance
Gold(1)	($/oz)	$1,800	$1,770	1.7%
Silver(1)	($/oz)	25.17	20.55	22.5%
Platinum(1)	($/oz)	1,091	884	23.4%
Palladium(1)	($/oz)	2,397	2,194	9.3%
Iron Ore Fines 62% Fe CFR China	($/tonne)	160	107	49.5%

Edmonton Light	(C$/bbl)	80.29	45.72	75.6%
West Texas Intermediate	($/bbl)	67.91	39.36	72.5%
Henry Hub	($/mcf)	3.72	2.13	74.6%

CAD/USD exchange rate(2)		0.7977	0.7455	7.0%
1	Based on LBMA PM Fix for gold, platinum and palladium. Based on LBMA Fix for silver.
2	Based on Bank of Canada daily rates.

Revenue

Revenue and GEO sales by commodity, geographical location and type of interest for 2021 and 2020 were as follows:

	Gold Equivalent Ounces(1)			Revenue (in millions)
For the year ended December 31,	2021	2020	Variance	2021	2020	Variance
Commodity
Gold	420,535	405,033	15,502	$750.6	$718.1	$32.5
Silver	97,234	59,606	37,628	172.7	106.4	66.3
PGM	40,628	47,038	(6,410)	72.4	86.2	(13.8)
Precious Metals	558,397	511,677	46,720	$995.7	$910.7	$85.0
Iron ore	49,748	8,105	41,643	$89.6	$14.7	$74.9
Other mining assets	2,836	1,782	1,054	5.2	3.1	2.1
Oil	60,447	31,483	28,964	108.1	55.7	52.4
Gas	44,685	13,627	31,058	79.8	24.2	55.6
NGL	12,124	6,673	5,451	21.6	11.8	9.8
Diversified	169,840	61,670	108,170	$304.3	$109.5	$194.8
	728,237	573,347	154,890	$1,300.0	$1,020.2	$279.8
Geography
South America	229,924	160,625	69,299	$410.3	$287.7	$122.6
Central America & Mexico	177,854	121,059	56,795	318.9	214.4	104.5
United States	152,658	101,318	51,340	270.3	178.6	91.7
Canada	104,534	109,969	(5,435)	186.9	196.9	(10.0)
Rest of World	63,267	80,376	(17,109)	113.6	142.6	(29.0)
	728,237	573,347	154,890	$1,300.0	$1,020.2	$279.8
Type
Revenue-based royalties	237,643	155,996	81,647	$425.6	$274.9	$150.7
Streams	418,982	351,580	67,402	748.5	629.2	119.3
Profit-based royalties	43,952	50,746	(6,794)	76.0	88.7	(12.7)
Other	27,660	15,025	12,635	49.9	27.4	22.5
	728,237	573,347	154,890	$1,300.0	$1,020.2	$279.8
1	Starting in Q4 2021, revenue from Franco-Nevada’s Energy assets are included in the calculation of GEOs. GEOs for comparative periods have been recalculated to conform with the current presentation. Refer to Note 1 at the bottom of page 4 of this MD&A for the methodology for calculating GEOs and, for illustrative purposes, to the average commodity price table above for indicative prices which may be used in the calculations of GEOs.

2021 Management’s Discussion and Analysis	17

We earned $1,300.0 million in revenue in 2021, up 27.4% from 2020. The growth in our revenue was driven by an increase in our GEOs earned from Precious Metal assets (further discussed below), our recently acquired Vale Royalty, and higher realized oil and gas prices from our Energy assets. Production in 2020 was also negatively affected by the temporary suspension of production at certain of our assets due to COVID-19.

We earned 76.6% of our 2021 revenue from Precious Metal assets, compared to 89.3% in 2020. The decrease in the relative contribution from our Precious Metal assets was due to the growth in our Diversified assets, with the addition of the Vale Royalty and the significant increase in oil and gas prices in 2021 relative to 2020. Geographically, we remain heavily invested in the Americas, with 91.3% in 2021, compared to 86.0% in 2020.

We sold 728,237 GEOs in 2021, compared to 573,347 GEOs in 2020. A comparison of our sources of GEOs in 2021 to 2020 is shown below:

GEOs Sold Reconciliation – 2020 to 2021

GEOs - 2020
573,347
Gold NPIs
-19,136
PGM assets
-6,410
Gold assets
+34,638
Silver assets
+37,628
Other mining Assets
+42,697
Energy
+65,473
GEOs - 2021
728,237

Precious Metals

Our Precious Metal assets contributed 558,397 GEOs in 2021, up from 511,677 GEOs in Q4 2021. The increase in GEOs from Precious Metal assets compared to the prior year was primarily due to the following:

●	Cobre Panama – We sold 131,062 GEOs in 2021 compared to 76,348 GEOs in 2020. We benefited from Cobre Panama’s increased production as the operation achieved record copper production of 331,000 tonnes in 2021 and continues to ramp up towards a targeted throughput rate of 100 million tonnes per annum by the end of 2023. In comparison, production in 2020 had been negatively affected by a suspension of operations due to COVID-19. Further, included in our GEOs sold in 2021 are ounces which were produced in Q4 2020 but where shipment had been delayed to 2021.

2021 Management’s Discussion and Analysis	18

●	Antamina – We sold 53,354 GEOs in 2021 compared to 32,091 GEOs in 2020. Production at Antamina exceeded our expectations for 2021, with our attributable share of 3.8 million silver ounces sold surpassing our expected range of 2.8 million to 3.2 million ounces. 2020 had also been negatively affected by a suspension of production due to COVID-19. Further, changes in gold and silver prices resulted in a more favourable GEO conversion ratio in 2021 than in 2020.
●	Condestable – The Condestable stream, which we acquired in early 2021, contributed 12,721 GEOs in 2021.

The above increases were partly offset by the following factors:

●	Hemlo – We sold 15,511 GEOs in 2021 compared to 40,155 GEOs in 2020. The decrease in GEOs sold was largely due to production shifting away from ground where we hold our royalty interests, as well as higher costs which have negatively affected our NPI. 2020 GEOs also included payments which related to production from prior periods.
●	Sudbury – We sold 9,920 GEOs in 2021 compared to 21,046 GEOs in 2020. The decrease in GEOs reflect lower production as anticipated based on McCreedy West’s life of mine plan. Early in 2021, KGHM announced an extension of McCreedy’s life of mine plan to 2026, albeit at a lower production rate than in 2020.
●	Karma – We sold 5,556 GEOs in 2021 compared to 16,250 GEOs in 2020, due to the conclusion of the fixed delivery period in February 2021.

Diversified

Our Diversified assets generated $304.3 million in revenue in 2021, up from $109.5 million in 2020, primarily comprising our Iron Ore and Energy interests. Our Iron Ore assets generated $89.6 million in 2021, compared to $14.7 million in 2020. Our Energy interests contributed $209.5 million in revenue in 2021, compared to $91.7 million in 2020. When converted to GEOs, Diversified assets contributed 169,840 GEOs, up from 61,670 GEOs in 2020. The calculation of GEOs from Diversified assets is affected by relative changes in commodity prices during the period. In 2021, revenues from our Energy and Iron Ore assets generally benefited from more favourable GEO conversion ratios than in 2020 due to higher relative prices for those commodities.

Other Mining

●	Vale Royalty – We earned $59.4 million in 2021 from the Vale Royalty which was acquired in early 2021.
●	LIORC – LIORC contributed $30.2 million in revenue in 2021 compared to $14.7 million in 2020, reflecting higher iron ore prices and pellet premiums, partially offset by lower volumes of concentrate sales at the Carol Lake mine.

Energy

●	SCOOP/STACK – Royalties from the SCOOP/STACK generated $36.4 million in 2021 compared to $21.6 million in 2020, primarily due to higher realized prices.
●	Permian – Royalties from the Permian basin contributed $35.0 million in 2021 compared to $18.5 million in 2020, reflecting higher commodity prices and higher production volumes from the Midland Basin compared to the prior year.
●	Marcellus – Revenue from the Marcellus asset, operated by Range Resources, was $36.1 million in 2021 compared to $20.4 million in 2020. Higher prices for natural gas and natural gas liquids more than offset a slight reduction in production in the current year.
●	Haynesville – In 2021, we earned $38.5 million in revenue from our Haynesville portfolio, compared to $4.2 million in 2020. 2021 represented the first full year of revenue since we acquired the portfolio effective October 1, 2020 for $135 million.
●	Weyburn – Revenue from the Weyburn Unit in 2021 was $43.8 million compared to $16.0 million in 2020. Revenues benefited from strong prices in 2021, whereas in 2020, operating and capital costs largely offset sales from the NRI interest due to the low price environment.

Costs of Sales

The following table provides a breakdown of costs of sales, excluding depletion and depreciation, incurred in the periods presented:

	For the year ended December 31,
(expressed in millions)	2021	2020	Variance
Costs of stream sales	$164.2	$149.5	$14.7
Mineral production taxes	2.4	2.9	(0.5)
Mining costs of sales	$166.6	$152.4	$14.2
Energy costs of sales	11.7	6.4	5.3
	$178.3	$158.8	$19.5

2021 Management’s Discussion and Analysis	19

Costs of stream sales in 2021 increased relative to 2020 largely due to an increase in stream GEOs sold. A comparison of our costs of sales incurred in 2021 to 2020 is shown below:

Cost of Sales Reconciliation – 2020 to 2021

(US$ millions)
Costs of Sales - 2021
$158.8
Sudbury
-$7.6
Karma
-$3.7
Antapaccay
-$1.1
Guadalupe-Palmarejo
+$1.4
Antamina
+$2.0
Other, net
+$2.6
Permian Basin
+$2.8
Condestable
+$4.6
Cobre Panama
+$18.5
Costs of Sales - 2021
$178.3

Depletion and Depreciation

Depletion and depreciation expense totaled $299.6 million in 2021 compared to $241.0 million in 2020 reflecting an increase in GEOs sold. A comparison of our depletion expense incurred in 2021 to 2020 is shown below:

Depletion Reconciliation – 2020 to 2021

(US$ millions)
Depletion - 2020
$241.0
Karma
-$11.4
Other, net
-$3.4
Sudbury
-$2.5
Gold Quarry
-$2.2
Marcellus
+$6.7
Antapaccay
+$7.6
Haynesville
+$8.1
Antamina
+$9.0
Condestable
+$12.8
Vale
+$13.4
Cobre Panama
+$20.5
Depletion - 2021
$299.6

Impairment Charges and Reversals

In 2021, we recorded a net impairment reversal of $68.0 million, comprising an impairment reversal of $75.5 million in relation to our interests in the Weyburn Unit and an impairment charge of $7.5 million in relation to our Aği Daği royalty. Refer to the “Impairment Charges and Reversals” section below for further details.

In comparison, in 2020, we recorded impairment charges of $271.7 million related to our Energy interests in the SCOOP/STACK and Weyburn Unit and an impairment reversal of $9.6 million in relation to our stream interest in MWS.

Income Taxes

2021 Management’s Discussion and Analysis	20

Income tax expense in 2021 totaled $124.1 million, compared to $13.3 million in 2020, comprised of a current income tax expense of $87.0 million (2020 – $48.5 million) and a deferred income tax expense of $37.1 million (2020 – a recovery of $35.2 million). Income tax expense in 2021 included a deferred income tax expense of $20.0 million related to the impairment reversal for our interests in the Weyburn Unit, partly offset by the recognition of a tax benefit from the recognition of previously unrecognized deferred tax assets due to the extension of the McCreedy West life of mine. In comparison, income tax expense in 2020 included an income tax recovery of $64.3 million in relation to the impairment charges we recognized for our SCOOP/STACK and Weyburn interests in Q1 2020.

Franco-Nevada is undergoing an audit by the CRA of its 2012-2017 taxation years. Refer to the “Liquidity and Capital Resources – Contingencies” section of this MD&A for further details.

Net Income

Net income in 2021 was $733.7 million, or $3.84 per share, compared to $326.2 million, or $1.71 per share in 2020. Our net income in 2020 was lowered by the impairment charges recorded on our Energy assets. In contrast, our net income in 2021 was increased by the impairment reversal for our interests in the Weyburn Unit. Additionally, our increase in GEOs and revenue contributed to higher net income in 2021, partly offset by higher costs of sales and depletion expense.

Adjusted Net Income was $673.6 million, or $3.52 per share, compared to $516.3 million, or $2.71 per share, earned in 2020. The increase in Adjusted Net Income in 2021 was primarily driven by our increased revenue relative to 2020.

Impairment Charges and Reversals

We recorded the following impairment (reversals) and charges for the years ended December 31, 2021 and 2020:

	2021	2020
Royalty, stream and working interests, net
Weyburn	$(75.5)	$60.5
SCOOP/STACK	—	207.2
Mine Waste Solutions	—	(9.6)
Aği Daği	7.5	—
Other assets
Oil well equipment	$—	$4.0
	$(68.0)	$262.1

Please refer to Note 8(b) to the financial statements for further details on our impairments.

Energy Interests

As at December 31, 2021, as a result of an increase in forecasted benchmark oil and gas prices relative to the lows of April 2020, we assessed whether there were indicators that impairment losses previously recorded in relation to our Energy interests may no longer exist or may have decreased.

With respect to our interests in the SCOOP/STACK, we determined that there were no indicators of impairment reversal as the drilling activity rates by operators of our interests were not significantly beyond those assumed at the time of the impairments we recorded in Q1 2020.

With respect to our interests in the Weyburn Unit, we determined that there were indicators of impairment reversal and carried out an asset impairment reversal assessment. As the recoverable amount, estimated to be $218.0 million, exceeded the carrying value, we recorded a pre-tax impairment reversal of $75.5 million ($55.5 million on an after-tax basis) in Q4 2021.

A number of geopolitical and market factors impacting global energy markets have contributed to extreme volatility in the price of oil and gas. Assumptions about future commodity prices, interest rates and levels of supply and demand of commodities continue to be subject to greater variability than normal, and we continue to assess our Energy interests for potential impairments or reversals of impairments.

Aği Daği

In Q2 2021, we recorded a pre-tax impairment of $7.5 million related to our Aği Daği royalty as a result of Alamos’ filing of an investment treaty claim against the Republic of Turkey for failing to grant routine renewals of key licenses and permits for its Turkish assets.

2021 Management’s Discussion and Analysis	21

General and Administrative and Share-Based Compensation Expenses

The following table provides a breakdown of general and administrative expenses and share-based compensation expenses incurred for the periods presented:

	For the three months ended December 31,			For the year ended December 31,
(expressed in millions)	2021	2020	Variance	2021	2020	Variance
Salaries and benefits	$2.8	$2.8	$—	$9.1	$9.6	$(0.5)
Professional fees	1.2	1.2	—	3.4	3.7	(0.3)
Office costs	0.1	—	0.1	0.4	0.3	0.1
Board of Directors' costs	0.1	0.1	—	0.5	0.3	0.2
Other	1.0	0.4	0.6	6.2	5.3	0.9
General and administrative expenses	$5.2	$4.5	$0.7	$19.6	$19.2	$0.4
Share-based compensation expenses	4.4	0.1	4.3	11.2	9.6	1.6
	9.6	4.6	5.0	30.8	28.8	2.0

General and administrative and share-based compensation expenses represented 2.4% of revenue, down from 2.8% in 2020. General and administrative expenses, which include business development costs, vary depending upon the level of business development related activity and the timing of completing transactions. Share-based compensation expenses include the amortization expense of equity-settled stock options and restricted share units, as well as the gain or loss on the mark-to-market of the value of the deferred share units (“DSUs”) granted to the directors of Franco-Nevada.

Gains and losses on the mark-to-market of the DSUs were previously presented in general and administrative expenses. Amounts in the comparative periods have been reclassified in order to conform with the current presentation.

Other Income and Expenses

Foreign Exchange and Other Income/Expenses

The following table provides a list of foreign exchange and other income/expenses incurred for the periods presented:

	For the three months ended December 31,			For the year ended December 31,
(expressed in millions)	2021	2020	Variance	2021	2020	Variance
Foreign exchange (loss) gain	$(1.0)	$0.3	$(1.3)	$(2.4)	$(0.1)	$(2.3)
Mark-to-market (loss) gain on warrants	(0.3)	2.1	(2.4)	(0.4)	2.6	(3.0)
Other (expenses) income	—	0.1	(0.1)	(0.2)	0.3	(0.5)
	$(1.3)	$2.5	$(3.8)	$(3.0)	$2.8	$(5.8)

Under IFRS, all foreign exchange gains or losses related to monetary assets and liabilities held in a currency other than the functional currency are recorded in net income as opposed to other comprehensive income. The parent company’s functional currency is the Canadian dollar, while the functional currency of certain subsidiaries is the U.S. dollar.

Finance Income and Finance Expenses

The following table provides a breakdown of finance income and expenses incurred for the periods presented:

	For the three months ended December 31,			For the year ended December 31,
(expressed in millions)	2021	2020	Variance	2021	2020	Variance
Finance income
Interest	$0.7	$0.7	$—	$3.7	$3.7	$—
	$0.7	$0.7	$—	$3.7	$3.7	$—
Finance expenses
Standby charges	$0.6	$0.6	$—	$2.2	$2.1	$0.1
Amortization of debt issue costs	0.3	0.2	0.1	1.1	1.0	0.1
Interest	—	—	—	0.2	0.3	(0.1)
Accretion of lease liabilities	—	—	—	0.1	0.1	—
	$0.9	$0.8	$0.1	$3.6	$3.5	$0.1

Finance income is earned on our cash and cash equivalents and interest income on the Noront Loan. Interest on the Noront Loan was $0.7 million and $2.7 million for Q4 2021 and 2021, respectively.

In 2021, finance expenses consisted of standby charges, which represent the costs of maintaining our credit facilities based on the undrawn amounts, interest paid on amounts drawn against the Corporate Revolver, and the amortization of costs incurred with respect to the initial set-up or subsequent amendments of our credit facilities.

2021 Management’s Discussion and Analysis	22

Summary of Quarterly Information

Selected quarterly financial and statistical information for the most recent eight quarters(1) is set out below:

(in millions, except Average Gold Price, Margin, GEOs, per GEO amounts and	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
per share amounts)	2021	2021	2021	2021	2020	2020	2020	2020
Revenue	$327.7	$316.3	$347.1	$308.9	$304.5	$279.8	$195.4	$240.5
Costs and expenses(2)	60.6	119.5	141.8	117.4	108.7	101.5	89.6	383.9
Operating income (loss)	267.1	196.8	205.3	191.5	195.8	178.3	105.8	(143.4)
Other (expenses) income	(1.5)	(0.6)	(0.6)	(0.2)	2.4	0.8	0.1	(0.3)
Income tax expense (recovery)	44.7	30.2	29.4	19.8	21.5	25.2	11.5	(44.9)
Net income (loss)	220.9	166.0	175.3	171.5	176.7	153.9	94.4	(98.8)
Basic earnings (loss) per share	$1.16	$0.87	$0.92	$0.90	$0.93	$0.81	$0.50	$(0.52)
Diluted earnings (loss) per share	$1.15	$0.87	$0.92	$0.90	$0.92	$0.81	$0.50	$(0.52)
Net cash provided by operating activities	$279.0	$206.9	$245.2	$224.3	$246.3	$212.2	$150.2	$195.2
Net cash used in investing activities	(36.4)	(7.1)	(543.1)	(178.4)	(137.9)	(117.6)	(19.0)	(34.5)
Net cash (used in) provided by financing activities	(46.1)	(47.3)	(44.9)	(41.9)	(39.7)	(9.4)	34.8	(77.5)
Average Gold Price(3)	$1,795	$1,789	$1,816	$1,794	$1,873	$1,911	$1,711	$1,583
GEOs sold(4)	182,543	177,578	192,379	175,737	162,533	146,578	112,730	151,506
Cash Costs(5) (6)	$48.4	$42.0	$47.3	$40.6	$46.7	$40.5	$28.0	$43.6
Cash Costs(5) (6) per GEO sold	$265	$237	$246	$231	$287	$276	$248	$288
Adjusted EBITDA(5)	$269.8	$269.8	$290.0	$262.7	$253.7	$235.1	$158.1	$192.7
Adjusted EBITDA(5) per share	$1.41	$1.41	$1.52	$1.37	$1.33	$1.23	$0.83	$1.02
Margin(5)	82.3%	85.3%	83.5%	85.0%	83.3%	84.0%	80.9%	80.1%
Adjusted Net Income(5)	$163.7	$165.6	$182.6	$160.9	$163.0	$152.3	$91.8	$109.2
Adjusted Net Income(5) per share	$0.86	$0.87	$0.96	$0.84	$0.85	$0.80	$0.48	$0.58
1	Sum of the quarters may not add up to yearly total due to rounding.
2	Includes impairment (reversals) and charges on royalty, stream and working interests of $(75.5) million in Q4 2021, $7.5 million in Q2 2021, $(9.6) million in Q4 2020, and $271.7 million in Q1 2020.
3	Based on LBMA Gold Price PM Fix.
4	Starting in Q4 2021, revenue from Franco-Nevada’s Energy assets are included in the calculation of GEOs. In this MD&A, GEOs for comparative periods have been recalculated to conform with the current presentation. GEOs include Franco-Nevada’s attributable share of production from our Mining and Energy assets, after applicable recovery and payability factors. GEOs are estimated on a gross basis for NSR royalties and, in the case of stream ounces, before the payment of the per ounce contractual price paid by the Company. For NPI royalties, GEOs are calculated taking into account the NPI economics. Silver, platinum, palladium, iron ore, oil, gas and other commodities are converted to GEOs by dividing associated revenue, which includes settlement adjustments, by the relevant gold price. The price used in the computation of GEOs earned from a particular asset varies depending on the royalty or stream agreement, which may make reference to the market price realized by the operator, or the average price for the month, quarter, or year in which the commodity was produced or sold. For illustrative purposes, please refer to the average commodity price table on pages 13 and 17 of this MD&A for indicative prices which may be used in the calculation of GEOs for the year ended December 31, 2021 and 2020.
5	Cash Costs, Cash Costs per GEOs, Adjusted EBITDA, Adjusted EBITDA per share, Margin, Adjusted Net Income and Adjusted Net Income per share are non-GAAP financial measures with no standardized meaning under IFRS and might not be comparable to similar financial measures disclosed by other issuers. Starting in Q4 2021, production and revenue from Franco-Nevada’s Energy assets are included in the calculation of GEOs. GEOs for comparative periods have been recalculated to conform with the current presentation. Similarly, the composition of Cash Costs and Cash Costs per GEOs has been amended to include production costs from Franco-Nevada’s Energy assets, and Cash Costs and Cash Costs per GEOs for comparative periods have been recalculated to conform with current presentation. Refer to the “Non-GAAP financial measures” section of this MD&A for more information on each non-GAAP financial measure.
6	Starting in Q4 2021, revenue from Franco-Nevada’s Energy assets are included in the calculation of GEOs. Similarly, the composition of Cash Costs and Cash Costs per GEO has been amended to include costs and GEOs related to Franco-Nevada’s Energy assets. Cash Costs and Cash Costs per GEO for comparative periods have been recalculated to conform with current presentation.

2021 Management’s Discussion and Analysis	23

Balance Sheet Review

Summary Balance Sheet and Key Financial Metrics

	At December 31,	At December 31,
(expressed in millions, except debt to equity ratio)	2021	2020
Cash and cash equivalents	$539.3	$534.2

Current assets	751.4	663.7
Non-current assets	5,458.5	4,929.2
Total assets	$6,209.9	$5,592.9

Current liabilities	43.2	53.2
Non-current liabilities	141.5	95.9
Total liabilities	$184.7	$149.1

Total shareholders’ equity	$6,025.2	$5,443.8

Total common shares outstanding	191.3	191.0
Capital management measures
Available capital	$1,621.1	$1,616.1
Debt-to-equity	—	—

Assets

Total assets were $6,209.9 million at December 31, 2021 compared to $5,592.9 million at December 31, 2020. Our asset base is primarily comprised of non-current assets such as our royalty, stream and working interests, and equity investments, while our current assets primarily comprise cash and cash equivalents, accounts receivable and loan receivable. The increase in non-current assets compared to December 31, 2020 reflects the acquisition of the Vale Royalty, Condestable stream, Séguéla royalty, Rosemont royalty, and common shares of Skeena Resources, as well as the impairment reversal of our interests in the Weyburn Unit and increase in fair value of our equity investments. These increases were partly offset by depletion and depreciation expense.

Liabilities

Total liabilities increased relative to December 31, 2020, reflecting higher deferred income taxes. Total liabilities as at December 31, 2021 primarily comprise $33.6 million of accounts payable and accrued liabilities, $9.6 million of current income tax liabilities, and $135.4 million of deferred income tax liabilities. Current liabilities at December 31, 2021 included an accrued liability of $1.7 million for our contribution to the Royalty Acquisition Venture with Continental.

Shareholders’ Equity

Shareholders’ equity increased by $581.4 million compared to December 31, 2020, reflecting net income of $733.7 million and a gain on the fair value of investments of $22.6 million, offset by a loss of $4.0 million in currency translation adjustments in 2021 and dividends of $221.4 million. Of those dividends, $41.8 million were settled through the issuance of common shares pursuant to the DRIP.

2021 Management’s Discussion and Analysis	24

Liquidity and Capital Resources

Cash flow for the year ended December 31, 2021 and 2020 was as follows:

	For the three months ended		For the year ended
	December 31,		December 31,
(expressed in millions)	2021	2020	2021	2020
Net cash provided by operating activities	$279.0	$246.3	$955.4	$803.9
Net cash used in investing activities	(36.4)	(137.9)	(765.0)	(309.0)
Net cash used in financing activities	(46.1)	(39.7)	(180.2)	(91.8)
Effect of exchange rate changes on cash and cash equivalents	(3.9)	(1.3)	(5.1)	(1.0)
Net change in cash and cash equivalents	$192.6	$67.4	$5.1	$402.1

Operating Cash Flow

Net cash provided by operating activities was $279.0 million in Q4 2021 (Q4 2020 – $246.3 million). Operating cash flow in Q4 2021 was higher than in the same period in 2020 due to the increase in our GEOs and revenue as well as a decrease in accounts receivable during the quarter. Also reflected in operating cash flow are acquisitions of and proceeds from the sale of gold bullion we received as settlement for certain of our royalties. In Q4 2020, we sold a larger portion of our gold bullion balance than in the current period.

For 2021, net cash provided by operating activities was $955.4 million in 2021 (2020 – $803.9 million). Operating cash flow was higher due to an increase in GEOs sold and revenues compared to 2020. This was partly offset by higher non-cash working capital and lower gold bullion sales in 2021 than in 2020.

Investing Activities

Net cash used in investing activities was $36.4 million in Q4 2021 (Q4 2020 – $137.9 million), and primarily consisted of the acquisition of the Rosemont royalty, the equity investment in Skeena Resources, and the funding of our share of royalty acquisitions through the Royalty Acquisition Venture with Continental of $11.5 million, of which $1.5 million was accrued at September 30, 2021. Comparatively, investing activities in Q4 2020 consisted of the acquisition of the Haynesville portfolio of royalties.

For 2021, net cash used in investing activities was $765.0 million (2020 – $309.0 million), which primarily consisted of the acquisitions completed in Q4 2021 as detailed above, as well as the acquisitions of the Vale Royalty at a cost of $538 million (R$3,049,500,000), the Condestable stream for $165.0 million, the Séguéla royalty for $15.2 million (A$20.0 million), and the funding of $31.0 million in royalty acquisitions through the Royalty Acquisition Venture, of which $10.2 million was accrued at December 31, 2020. Comparatively, investing activities in 2020 consisted of the acquisitions completed in Q4 2020 as referenced above, as well as the acquisitions of the Cascabel royalty for $100.0 million, the Freeport portfolio of royalty interests for $30.6 million, the Island Gold royalty for $13.4 million (C$19.0 million), and the funding of $29.8 million in royalty acquisitions through the Royalty Acquisition Venture.

Financing Activities

Net cash used by financing activities was $46.1 million (Q4 2020 – $39.7 million), reflecting the payment of dividends.

For 2021, net cash used by financing activities was $180.2 million (2020 – $91.8 million), reflecting the payment of dividends. In April 2021, we drew $150.0 million from its Corporate Revolver to finance the acquisition of the Vale Royalty, but fully repaid the amount borrowed by June 30, 2021. Comparatively, financing activities in 2020, in addition to dividend payments, also included the full repayment of amounts borrowed against our corporate term loan of $80.0 million, offset by net proceeds of $135.7 million from our previous at-the-market equity program.

Capital Resources

Our cash and cash equivalents totaled $539.3 million as at December 31, 2021 (December 31, 2020 – $534.2 million). In addition, we held investments and loan receivables of $275.6 million as at December 31, 2021 (December 31, 2020 – $238.4 million), of which $231.0 million was held in publicly-traded equity instruments (December 31, 2020 – $191.8 million). Of the $231.0 million held in publicly-traded equity instruments, $187.4 million relate to our holdings of LIORC. The loan receivable of $39.7 million due from Noront has a maturity date of September 30, 2022, but is repayable upon a change of control at Franco-Nevada’s discretion.

2021 Management’s Discussion and Analysis	25

As at the date of this MD&A, we also have two revolving credit facilities available to draw on.

The Corporate Revolver is a $1.0 billion unsecured, revolving credit facility with a term maturing July 9, 2025. Advances under the Corporate Revolver bear interest depending upon the currency of the advance and Franco-Nevada’s leverage ratio. Funds are generally drawn using LIBOR 30-day rates plus 100 basis points. In April 2021, we drew down $150.0 million to finance part of the acquisition of the Vale Royalty. The funds were drawn as a one-month LIBOR loan with interest payable at a rate of LIBOR plus 100 basis points per annum. The amount borrowed was fully repaid by June 30, 2021. As at December 31, 2021, we have two standby letters of credit in the amount of $18.2 million (C$23.1 million) against the Corporate Revolver in relation to the audit by the CRA, as referenced in the “Contingencies” section of this MD&A. The standby letters of credit reduce the available balance under the Corporate Revolver.

The FNBC Revolver is a $100 million unsecured, revolving credit facility. As at December 31, 2021, the available balance under the FNBC Revolver was the full amount of $100 million. Under the amendment, funds are generally drawn using LIBOR 30-day rates plus 125 basis points. The FNBC Revolver has a maturity date of March 20, 2022. We do not intend to renew the term of the FNBC Revolver, such that the facility will no longer be available to draw on after March 20, 2022.

As at March 9, 2022, we have a total of $1,081.8 million available under these two credit facilities. However, as we do not intend to review the terms of the FNBC Revolver, our available capital will be reduced by $100 million once the facility matures on March 20, 2022.

Management’s objectives when managing capital are to:

(a)	when capital is not being used for long-term investments, ensure its preservation and availability by investing in low-risk investments with high liquidity; and
(b)	ensure that adequate levels of capital are maintained to meet Franco-Nevada’s operating requirements and other current liabilities.

As at December 31, 2021, the majority of funds were held in cash deposits with several financial institutions. We invest our excess funds in term deposits. Certain investments with maturities upon acquisition of 3 months, or 92 days or less, were classified as term deposits within cash and cash equivalents on the statement of financial position.

Our performance is impacted by foreign currency fluctuations of the Canadian dollar and Australian dollar relative to the U.S. dollar. The largest exposure is with respect to the Canadian/U.S. dollar exchange rates as we hold a significant amount of our assets in Canada and report our results in U.S. dollars. The effect of volatility in these currencies against the U.S. dollar impacts our general and administrative expenses and depletion of our royalty, stream and working interests incurred in our Canadian and Australian entities due to their respective functional currencies. During Q4 2021, the Canadian dollar traded in a range of $0.7727 to $0.8306, ending at $0.7888, and the Australian dollar traded between $0.7002 and $0.7952, ending at $0.7263.

Our near-term cash requirements include our funding commitments towards the Royalty Acquisition Venture with Continental, corporate administration costs, certain costs of operations, payment of dividends and income taxes directly related to the recognition of royalty, stream and working interest revenues. As a royalty and stream company, there are limited requirements for capital expenditures other than for the acquisition of additional royalties or streams and capital commitments for our working interests. Such acquisitions are entirely discretionary and will be consummated through the use of cash, as available, or through the issuance of common shares or other equity or debt securities, or the use of our credit facilities. We believe that our current cash resources, available credit facilities, and future cash flows will be sufficient to cover the costs of our commitments, operating and administrative expenses, and dividend payments for the foreseeable future.

2021 Management’s Discussion and Analysis	26

Purchase Commitments

The following table summarizes Franco-Nevada’s commitments to pay for gold, silver and PGM pursuant to the associated precious metal agreements as at December 31, 2021:

	Attributable payable
	production to be purchased					Per ounce cash payment (1),(2)					Term of		Date of
Interest	Gold		Silver		PGM	Gold		Silver		PGM	agreement(3)		contract
Antamina	0%		22.5	% (4)	0%	n/a		5	% (5)	n/a	40 years		7-Oct-15
Antapaccay	—	% (6)	—	% (7)	0%	20	% (8)	20	% (9)	n/a	40 years		10-Feb-16
Candelaria	68	% (10)	68	% (10)	0%	$400		$4.00		n/a	40 years		6-Oct-14
Cobre Panama Fixed Payment Stream	—	% (11)	—	% (12)	0%	$418	(13)	$6.27	(14)	n/a	40 years		19-Jan-18
Cobre Panama Floating Payment Stream	—	% (15)	—	% (16)	0%	20	% (17)	20	% (18)	n/a	40 years		19-Jan-18
Condestable	—	% (19)	—	% (20)	0%	20	% (21)	20	% (22)	n/a	40 years		8-Mar-21
Karma	4.875	% (23)	0%		0%	20	% (24)	n/a		n/a	40 years		11-Aug-14
Guadalupe-Palmarejo	50%		0%		0%	$800		n/a		n/a	40 years		2-Oct-14
Sabodala	—	% (25)	0%		0%	20	% (26)	n/a		n/a	40 years		25-Sep-20
MWS	25%		0%		0%	$400		n/a		n/a	40 years	(27)	2-Mar-12
Cooke 4	7%		0%		0%	$400		n/a		n/a	40 years		5-Nov-09
Sudbury(28)	50%		0%		50%	$400		n/a		$400	40 years		15-Jul-08

1	Subject to an annual inflationary adjustment except for Antamina, Antapaccay, Karma, Guadalupe-Palmarejo, and Sabodala.
2	Should the prevailing market price for gold be lower than this amount, the per ounce cash payment will be reduced to the prevailing market price.
3	Subject to successive extensions.
4	Subject to a fixed payability of 90%. Percentage decreases to 15% after 86 million ounces of silver has been delivered under the agreement.
5	Purchase price is 5% of the average silver price at the time of delivery.
6	Gold deliveries are referenced to copper in concentrate shipped with 300 ounces of gold delivered for each 1,000 tonnes of copper in concentrate shipped, until 630,000 ounces of gold has been delivered. Thereafter, percentage is 30% of gold shipped.
7	Silver deliveries are referenced to copper in concentrate shipped with 4,700 ounces of silver delivered for each 1,000 tonnes of copper in concentrate shipped, until 10.0 million ounces of silver has been delivered. Thereafter, percentage is 30% of silver shipped.
8	Purchase price is 20% of the spot price of gold until 750,000 ounces of gold have been delivered, thereafter the purchase price is 30% of the spot price of gold.
9	Purchase price is 20% of the spot price of silver until 12.8 million ounces of silver have been delivered, thereafter the purchase price is 30% of the spot price of silver.
10	Percentage decreases to 40% after 720,000 ounces of gold and 12.0 million ounces of silver have been delivered under the agreement.
11	Gold deliveries are indexed to copper in concentrate produced from the project. 120 ounces of gold per every 1 million pounds of copper produced until 808,000 ounces of gold delivered. Thereafter, 81 ounces of gold per 1 million pounds of copper produced until 1,716,188 ounces of gold delivered. Thereafter, 63.4% of the gold in concentrate.
12	Silver deliveries are indexed to copper in concentrate produced from the project. 1,376 ounces of silver per every 1 million pounds of copper produced until 9,842,000 ounces of silver delivered. Thereafter 1,776 ounces of silver per 1 million pounds of copper produced until 29,731,000 ounces of silver delivered. Thereafter, 62.1% of the silver in concentrate.
13	After 1,341,000 ounces of gold delivered, purchase price is the greater of 50% of spot and $418.27 per ounce. As the mill throughput for 30 consecutive days commensurate with annual capacity of 58 million tonnes per annum was not reached by January 1, 2019, Franco-Nevada will receive a 5% annual rate of return until such mill throughput was achieved, through a reduction of the applicable fixed gold price of $100 per ounce or a delivery of additional ounces for no consideration.
14	After 21,510,000 ounces of silver delivered, purchase price is the greater of 50% of spot and $6.27 per ounce.
15	Gold deliveries are indexed to copper in concentrate produced from the project. 30 ounces of gold per every 1 million pounds of copper produced until 202,000 ounces of gold delivered. Thereafter 20.25 ounces of gold per 1 million pounds of copper produced until 429,047 ounces of gold delivered. Thereafter, 15.85% of the gold in concentrate.
16	Silver deliveries are indexed to copper in concentrate produced from the project. 344 ounces of silver per every 1 million pounds of copper produced until 2,460,500 ounces of silver delivered. Thereafter, 444 ounces of silver per 1 million pounds of copper produced until 7,432,750 ounces of silver delivered. Thereafter 15.53% of the silver in concentrate.
17	After 604,000 ounces of gold delivered, purchase price is 50% of the spot price of gold. As the mill throughput for 30 consecutive days commensurate with annual capacity of 58 million tonnes per annum was not reached by January 1, 2019, Franco-Nevada will receive a 5% annual rate of return until such mill throughput was achieved, through a reduction of the applicable fixed gold price of $100 per ounce or a delivery of additional ounces for no consideration.
18	After 9,618,000 ounces of silver delivered, purchase price is 50% of the spot price of silver.
19	Gold deliveries are fixed at 8,760 ounces per annum from January 1, 2021 to December 31, 2025. Thereafter, 63% of the gold in concentrate until a cumulative total of 87,600 ounces of gold delivered. Thereafter, 25% of the gold in concentrate.
20	Silver deliveries are fixed at 291,000 ounces per annum from January 1, 2021 to December 31, 2025. Thereafter, 63% of the silver in concentrate until a cumulative total of 2,910,000 ounces of silver delivered. Thereafter, 25% of the silver in concentrate.
21	Purchase price is 20% of the spot price of gold at the time of delivery.
22	Purchase price is 20% of the spot price of silver at the time of delivery.
23	Gold deliveries are fixed at 15,000 ounces per annum from March 31, 2016 until February 28, 2021 (exclusive of an aggregate 5,625 gold ounces, or 703 gold ounces per quarter, to be delivered as a result of the exercise by the operator of its option to increase the upfront deposit). Thereafter, percentage is 4.875%.
24	Purchase price is 20% of the average gold price at the time of delivery.
25	Based on amended agreement with an effective date of September 1, 2020, gold deliveries are fixed at 783.33 ounces per month until 105,750 ounces of gold is delivered. Thereafter, percentage is 6% of gold production (subject to reconciliation after fixed delivery period to determine if Franco-Nevada would have received more or less than 105,750 ounces of gold under the original 6% variable stream for such period, entitling the operator to a credit for an over-delivery applied against future stream deliveries or a one-time additional delivery to Franco-Nevada for an under-delivery).
26	Purchase price is 20% of prevailing market price at the time of delivery.
27	Agreement is capped at 312,500 ounces of gold.
28	Franco-Nevada is committed to purchase 50% of the precious metals contained in ore from the properties. Payment is based on gold equivalent ounces. For McCreedy West, effective June 1, 2021, purchase price per gold equivalent ounce is determined based on the monthly average gold spot price: (i) when the gold spot price is less than $800 per ounce, the purchase price is the prevailing monthly average gold spot price; (ii) when the gold spot price is greater than $800 per ounce but less than $1,333 per ounce, the purchase price is $800 per ounce; (iii) when the gold spot price is greater than $1,333 per ounce but less than $2,000 per ounce, the purchase price is 60% of the prevailing monthly average gold spot price; and (iv) when the gold spot price is greater than $2,000, the purchase price is $1,200 per ounce.

2021 Management’s Discussion and Analysis	27

Capital commitments

As described in the Corporate Developments section above, Franco-Nevada has a strategic relationship with a subsidiary of Continental to jointly acquire royalty rights through the Royalty Acquisition Venture. As at December 31, 2021, Franco-Nevada has remaining commitments of $91.6 million, subject to the achievement of agreed upon development thresholds.

We also have commitments of $12.5 million for contingent payments in relation to our Rosemont/Copper World royalty, and $8.0 million for contingent payments in relation to our Rio Baker (Salares Norte) royalty.

Contingencies

Canada Revenue Agency Audit

The CRA is conducting an audit of Franco-Nevada for the 2012-2017 taxation years.

On September 14, 2021, the Company received a Notice of Reassessment for the 2016 taxation year in relation to the Canadian Domestic Tax Matters, as further detailed below in Note 24(a). On December 21, 2021, the Company received a Notice of Reassessment for the 2016 taxation year in relation to the Mexico Transfer Pricing matters and Notices of Reassessment for the 2016 and 2017 taxation years in relation to the Barbados Transfer Pricing matters, as further detailed below in Note 24(b) and Note 24 (c), respectively. Subsequent to year-end, on February 4, 2022, the Company received a proposal letter for the 2017 taxation year in relation to the Canadian Domestic Tax matters, as further detailed below in Note 24(a).

Management believes that the Company and its subsidiaries have filed all tax returns and paid all applicable taxes in compliance with Canadian and applicable foreign tax laws and, as a result, no liabilities have been recorded in the financial statements of the Company for the Reassessments, the Proposal Letter (both, as defined below), or for any potential tax exposure that may arise in respect of these matters. The Company does not believe that the Reassessments or the Proposal Letter are supported by Canadian tax law and jurisprudence and intends to vigorously defend its tax filing positions.

The following table provides a summary of the various CRA audit and reassessment matters further detailed below:

	CRA Position	Taxation Years Reassessed	Potential Exposure for Tax, Interest and Penalties (in millions)
Canadian Domestic Tax Matters	Upfront payment made in connection with precious metal stream agreements should be deducted for income tax purposes in a similar manner to how such amount is expensed for financial statement purposes.	2014, 2015, 2016

For 2014-2016:

Tax: $9.0 (C$11.4)

Interest and other penalties: $2.4 (C$2.9)

If CRA were to reassess the 2017-2021 taxation years on the same basis:

Tax: $41.5 (C$52.6)

Interest and other penalties: $4.2 (C$5.4)

Transfer Pricing (Mexico)

Transfer pricing provisions in the Act (as defined below) apply such that a majority of the income earned by the Company’s Mexican subsidiary should be included in the income of the Company and subject to tax in Canada.

2013, 2014, 2015, 2016

For 2013-2016:

Tax: $23.6 (C$29.9)

Transfer pricing penalties: $8.1 (C$10.3) for 2013-2015; $1.4 (C$1.7) for 2016 under review

Interest and other penalties: $10.2 (C$12.8)

The amounts set forth above do not include any potential relief under the Canada-Mexico tax treaty.

The Company’s Mexican subsidiary ceased operations after 2016 and no reassessments for this issue are expected for subsequent years.

Transfer Pricing (Barbados)

Transfer pricing provisions in the Act (as defined below) apply such that a majority of the income relating to certain precious metal streams earned by the Company’s Barbadian subsidiary should be included in the income of the Company and subject to tax in Canada.

2014, 2015, 2016, 2017

For 2014-2017:

Tax: $36.4 (C$46.2)

Transfer pricing penalties: $2.0 (C$2.5) for 2014-2015; $11.9 (C$15.1) for 2016-2017 under review

Interest and other penalties: $10.4 (C$13.2)

If CRA were to reassess the 2018-2021 taxation years on the same basis:

Tax: $169.4 (C$214.7)

Transfer pricing penalties: $63.9 (C$81.0)

Interest and other penalties: $12.1 (C$15.4)

FAPI (Barbados)

The FAPI provisions in the Act (as defined below) apply such that a majority of the income relating to precious metal streams earned by the Company’s Barbadian subsidiary, in 2012 and 2013, should be included in the income of the Company and subject to tax in Canada.

		2012, 2013	For 2012-2013: Tax: $6.0 (C$7.7) Interest and other penalties: $2.8 (C$3.7) Based on CRA’s proposal letter, no reassessments for this issue for years after 2013 are expected.

2021 Management’s Discussion and Analysis	28

a)	Canadian Domestic Tax Matters (2014-2016)

In October 2019, certain wholly-owned Canadian subsidiaries of the Company received Notices of Reassessment for the 2014 and 2015 taxation years (the “2014 and 2015 Domestic Reassessments”) in which the CRA increased income by adjusting the timing of the deduction of the upfront payments which were made in connection with precious metal stream agreements. The CRA’s position is that the upfront payment should be deducted for income tax purposes in a similar manner to how such upfront payment is expensed for financial statement purposes. Consequently, the CRA’s position results in a slower deduction of the upfront payment and an acceleration of the payment of Canadian taxes. This results in the Company being subject to an incremental payment of Federal and provincial income taxes for these years of $1.1 million (C$1.4 million) (after applying available non-capital losses and other deductions) plus estimated interest (calculated to December 31, 2021) and other penalties of $0.2 million (C$0.2 million). The Company has filed formal Notices of Objection with the CRA against the 2014 and 2015 Domestic Reassessments, posted security in cash for 50% of the reassessed amounts, as referenced in Note 9 of the financial statements, and has commenced an appeal in the Tax Court of Canada with respect to these reassessments.

On September 14, 2021, the Company received a Notice of Reassessment for the 2016 taxation year (the “2016 Domestic Reassessment” and, collectively with the 2014 and 2015 Domestic Reassessments, the “Domestic Reassessments”) on the same basis as the 2014 and 2015 Domestic Reassessments, resulting in an incremental payment of Federal and provincial income taxes of $7.9 million (C$10.0 million) (after applying available non-capital losses and other deductions) plus interest (calculated to December 31, 2021) and applicable penalties of $2.2 million (C$2.7 million). The Company has filed a formal Notice of Objection with the CRA against the 2016 Domestic Reassessment and has posted security in cash for 50% of the reassessed amounts, as referenced in Note 9 of the financial statements.

If the CRA were to reassess the particular Canadian subsidiaries for taxation years 2017 through 2021 on the same basis, the Company estimates that it would be subject to an incremental payment of Canadian tax (after applying available non-capital losses and other deductions) of approximately $6.7 million (C$8.4 million) for 2017 and $34.8 million (C$44.2 million) for 2018 through 2021 plus interest (calculated to December 31, 2021) and other penalties of approximately $4.2 million (C$5.4 million).

On February 4, 2022, the Company received a proposal letter (the “Proposal Letter”) in which the CRA proposes to reassess the 2017 taxation year on the same basis as the Domestic Reassessments as described above. The CRA proposes to increase taxable income by $26.5 million that would result in an incremental payment of Canadian tax of approximately $6.7 million (C$8.4 million) plus interest and applicable penalties, consistent with the estimate disclosed above. Should the Proposal Letter result in the issuance of a Notice of Reassessment, the Company intends to file a Notice of Objection against the reassessment.

b)	Mexico (2013-2016)

In December 2018 and December 2019, the Company received Notices of Reassessment from the CRA for the 2013 taxation year (the “2013 Reassessment”) and for the 2014 and 2015 taxation years (the “2014 and 2015 Reassessments”, collectively with the 2013 Reassessment, the “2013-2015 Reassessments”) in relation to its Mexican subsidiary. The reassessments were made on the basis of the transfer pricing provisions in the Income Tax Act (Canada) (the “Act”) and asserts that a majority of the income earned by the Mexican subsidiary should have been included in the income of the Company and subject to tax in Canada. The 2013-2015 Reassessments result in additional Federal and provincial income taxes of $20.0 million (C$25.3 million) plus estimated interest (calculated to December 31, 2021) and other penalties of $9.1 million (C$11.5 million) but before any relief under the Canada-Mexico tax treaty. The Company has filed formal Notices of Objection with the CRA against the 2013-2015 Reassessments and has posted security in the form of a standby letter of credit for 50% of the reassessed amounts, as referenced in Note 11 (a) of the financial statements.

In December 2020, the CRA issued revised 2013-2015 Reassessments to include transfer pricing penalties of $8.1 million (C$10.3 million). The Company has filed formal Notices of Objection with the CRA against these revised reassessments and has posted security in the form of cash for 50% of the reassessed amounts of penalties, as referenced in Note 9 of the financial statements. The Company has commenced an appeal in the Tax Court of Canada with respect to the 2013-2015 Reassessments.

On December 21, 2021, the Company received a Notice of Reassessment for the 2016 taxation year (the “2016 Reassessment”) on the same basis as the 2013-2015 Reassessments, resulting in additional Federal and provincial income taxes of $3.6 million (C$4.6 million) plus estimated interest (calculated to December 31, 2021) and other penalties of $1.1 million (C$1.3 million) but before any relief under the Canada-Mexico tax treaty. The Company’s Mexican subsidiary ceased operations after 2016 and no reassessments are expected for subsequent years.

The 2016 Reassessment did not include transfer pricing penalties which are currently under review. If the CRA were to apply transfer pricing penalties, the Company estimates that the amount would be approximately $1.4 million (C$1.7 million). The Company intends to file a formal Notice of Objection with the CRA against the 2016 Reassessment and has posted security in the form of cash for 50% of the reassessed amounts, as referenced in Note 9 of the financial statements.

For taxation years 2013 through 2016, the Company’s Mexican subsidiary paid a total of $34.1 million (490.3 million Pesos) in cash taxes, at a 30% tax rate, to the Mexican tax authorities on income earned in Mexico. If required, the Company intends to seek relief from double taxation under the Canada-Mexico tax treaty.

c)	Barbados (2014-2017)

2021 Management’s Discussion and Analysis	29

The 2014 and 2015 Reassessments also reassess the Company in relation to its Barbadian subsidiary. The reassessments were made on the basis of the transfer pricing provisions in the Act and assert that a majority of the income relating to certain precious metal streams earned by the Barbadian subsidiary should have been included in the income of the Company and subject to tax in Canada, resulting in additional Federal and provincial income taxes of $5.3 million (C$6.7 million) plus estimated interest (calculated to December 31, 2021) and other penalties of $2.2 million (C$2.8 million). As noted previously, the Company has filed formal Notices of Objection with the CRA against the 2014 and 2015 Reassessments and has posted security in the form of a standby letter of credit for 50% of the reassessed amounts, as referenced in Note 11 (a) of the financial statements.

As noted above, in December 2020, the CRA issued revised 2014 and 2015 Reassessments to include transfer pricing penalties of $2.0 million (C$2.5 million). The Company has filed formal Notices of Objection with the CRA against these revised reassessments and has posted security in the form of cash for 50% of the reassessed amounts of penalties, as referenced in Note 9 of the financial statements. The Company has commenced an appeal in the Tax Court of Canada with respect to the 2014-2015 Reassessments.

On December 21, 2021, the Company received the 2016 Reassessment as well as a Notice of Reassessment for the 2017 taxation year (the “2017 Reassessment”, collectively with the 2016 Reassessment, the “2016 and 2017 Reassessments”) that reassess the Company in relation to its Barbadian subsidiary on the same basis as the 2014 and 2015 Reassessments, resulting in additional Federal and provincial income taxes of $31.1 million (C$39.5 million) plus estimated interest (calculated to December 31, 2021) and other penalties of $8.2 million (C$10.4 million). The 2016 and 2017 Reassessments did not include transfer pricing penalties which are currently under review. If the CRA were to apply transfer pricing penalties, the Company estimates that the amounts would be approximately $11.9 million (C$15.1 million). The Company intends to file formal Notices of Objection with the CRA against the 2016 and 2017 Reassessments and has posted security in the form of cash for 50% of the reassessed amounts as referenced in Note 9 of the financial statements.

If the CRA were to reassess the Company for taxation years 2018 through 2021 on the same basis and continue to apply transfer pricing penalties, the Company estimates that it would be subject to additional Canadian tax for these years of approximately $169.4 million (C$214.7 million), transfer pricing penalties of approximately $63.9 million (C$81.0 million) plus interest (calculated to December 31, 2021) and other penalties of approximately $12.1 million (C$15.4 million).

d)	Barbados (2012-2013)

In August 2020, the Company received Notices of Reassessment for the 2012 and 2013 taxation years (the “FAPI Reassessments” and, collectively with the Domestic Reassessments, the 2013 Reassessment, the 2014 and 2015 Reassessments, and the 2016 and 2017 Reassessments, the “Reassessments”) in relation to its Barbadian subsidiary. The FAPI Reassessments assert that a majority of the income relating to precious metal streams earned by the Barbadian subsidiary, in those years, should have been included in the income of its Canadian parent company and subject to tax in Canada as Foreign Accrual Property Income (“FAPI”). The CRA has noted that its position may not extend beyond the 2013 taxation year. The FAPI Reassessments result in additional Federal and provincial income taxes of $6.0 million (C$7.7 million) plus estimated interest (calculated to December 31, 2021) and other penalties of $2.8 million (C$3.7 million). The Company has filed formal Notices of Objection with the CRA against the FAPI Reassessments, has posted security in cash for 50% of the reassessed amounts, as referenced in Note 9 of the financial statements, and has commenced an appeal in the Tax Court of Canada with respect to these reassessments.

The CRA audit is ongoing and there can be no assurance that the CRA will not further challenge the manner in which the Company or any of its subsidiaries has filed its tax returns and reported its income. In the event that the CRA successfully challenges the manner in which the Company or a subsidiary has filed its tax returns and reported its income, this could potentially result in additional income taxes, penalties and interest, which could have a material adverse effect on the Company.

Critical Accounting Policies and Estimates

The preparation of consolidated financial statements in accordance with IFRS requires the Company to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates and assumptions are continuously evaluated and are based on management’s best knowledge of the relevant facts and circumstances, having regard to previous experience. However, actual outcomes may differ from the amounts included in the consolidated financial statements.

Our significant accounting policies and estimates are disclosed in Note 3 of our 2021 consolidated financial statements.

New and Amended Standards Adopted by the Company

The following standard was effective and implemented for the annual period as of January 1, 2021:

Interest rate benchmark reform

In 2020, the IASB published Interest Rate Benchmark Reform - Phase 2 (Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4, and IFRS 16) (“Phase 2 amendments”) to address the financial reporting impacts of replacing one benchmark interest rate with an alternative rate. The Phase 2 amendments provide a practical expedient to ease the potential burden of accounting for changes in contractual cash flows and include disclosure requirements at the time of benchmark interest rate replacement. The Company has adopted these Phase 2 amendments effective January 1, 2021 and has applied the Phase 2 amendments retrospectively. There was no significant impact to the current period or comparative periods presented as a result of the Phase 2 amendments.

2021 Management’s Discussion and Analysis	30

New Accounting Standards Issued But Not Yet Effective

Certain new accounting standards and interpretations have been published that are not mandatory for the current period and have not been early adopted. These standards are not expected to have a material impact on the Company’s current or future reporting periods.

Outstanding Share Data

Franco-Nevada is authorized to issue an unlimited number of common and preferred shares. A detailed description of the rights, privileges, restrictions and conditions attached to each class of authorized shares is included in our most recent Annual Information Form, a copy of which can be found on SEDAR at www.sedar.com and in our Form 40-F, a copy of which can be found on EDGAR at www.sec.gov.

As of March 9, 2022, the number of common shares outstanding or issuable pursuant to other outstanding securities is as follows:

Common Shares	Number
Outstanding	191,334,392
Issuable upon exercise of Franco-Nevada options(1)	819,046
Issuable upon vesting of Franco-Nevada RSUs	98,894
Diluted common shares	192,252,332
1	There were 819,046 stock options under our share compensation plan outstanding to directors, officers, employees and others with exercise prices ranging from C$40.87 to C$171.33 per share.

During the year ended December 31, 2021, we did not issue any common shares under our at-the-market equity program (the “ATM Program”). We also have not issued any preferred shares.

Internal Control Over Financial Reporting and Disclosure Controls and Procedures

Our management is responsible for establishing and maintaining Franco-Nevada’s internal control over financial reporting and other financial disclosure and our disclosure controls and procedures.

Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Franco-Nevada’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of Franco-Nevada; (ii) are designed to provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of Franco-Nevada are being made only in accordance with authorizations of management and directors of Franco-Nevada; and (iii) are designed to provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of Franco-Nevada’s assets that could have a material effect on Franco-Nevada’s financial statements. Internal control over other financial disclosure is a process designed to ensure that other financial information included in this MD&A, fairly represents in all material respects the financial condition, results of operations and cash flows of Franco-Nevada for the periods presented in this MD&A.

Franco-Nevada’s disclosure controls and procedures are designed to provide reasonable assurance that material information relating to Franco-Nevada, including its consolidated subsidiaries, is made known to management by others within those entities, particularly during the period in which this report is prepared and that information required to be disclosed by Franco-Nevada in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation.

Due to its inherent limitations, internal control over financial reporting and other financial disclosure may not prevent or detect all misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may change.

An evaluation was carried out by our management, with the participation of our President & Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of Franco-Nevada’s internal control over financial reporting as of the end of the period covered by this report based on the framework and criteria established in Internal Control – Integrated Framework (2013) as issued by the Committee of Sponsoring Organizations (COSO) of the Treadway Commission. Based on that evaluation, the CEO and CFO have concluded that Franco-Nevada’s internal control over financial reporting was effective as of December 31, 2021.

An evaluation was also carried out under the supervision of the CEO and CFO and with the participation of management, of the effectiveness of the design and operation of Franco-Nevada’s disclosure controls and procedures (as defined under applicable Canadian securities laws and in Rule 13a–15(e) and Rule 15d–15(e) under the U.S. Securities Exchange Act of 1934), and based on that evaluation the CEO and the CFO have concluded that, as of December 31, 2021, Franco-Nevada’s disclosure controls and procedures were effective.

2021 Management’s Discussion and Analysis	31

For the year ended December 31, 2021, there has been no change in Franco-Nevada’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, Franco-Nevada’s internal control over financial reporting.

Franco-Nevada’s report of management’s assessment regarding internal control over financial reporting (as defined in Rule 13a-15(f) or 15d-15(f) under the U.S. Securities Exchange Act of 1934) is included in the Management’s Report on Internal Control over Financial Reporting that accompanies Franco-Nevada’s Annual Consolidated Financial Statements for the fiscal year ended December 31, 2021.

Non-GAAP Financial Measures

Cash Costs and Cash Costs per GEO

Starting in Q4 2021, revenue from Franco-Nevada’s Energy assets are included in the calculation of GEOs. Similarly, the composition of Cash Costs and Cash Costs per GEO has been amended to include costs and GEOs related to Franco-Nevada’s Energy assets. Cash Costs and Cash Costs per GEO for comparative periods have been recalculated to conform with current presentation.

Cash Costs and Cash Costs per GEO sold are non-GAAP financial measures. Cash Costs sold is defined by Franco-Nevada as total costs of sales less depletion and depreciation expense. Cash Costs per GEO sold are calculated by dividing Cash Costs by the number of GEOs sold in the period, excluding prepaid GEOs.

Management uses Cash Costs and Cash Costs per GEO sold to evaluate Franco-Nevada’s ability to generate positive cash flow from its royalty, stream and working interests. Management and certain investors also use this information to evaluate Franco-Nevada’s performance relative to peers in the mining industry who present this measure on a similar basis. Cash Costs and Cash Costs per GEO are only intended to provide additional information to investors and analysts and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. They do not have any standardized meaning under IFRS and may not be comparable to similar measures presented by other issuers.

Reconciliation of Cash Costs and Cash Costs per GEO sold:

	For the three months ended		For the year ended
	December 31,		December 31,
(expressed in millions, except per GEO amounts)	2021	2020	2021	2020
Total costs of sales	$126.6	$114.2	$477.9	$399.8
Depletion and depreciation	(78.2)	(67.5)	(299.6)	(241.0)
Cash Costs	$48.4	$46.7	$178.3	$158.8
GEOs	182,543	162,533	728,237	573,347
Cash Costs per GEO sold	$265	$287	$245	$277

Adjusted EBITDA and Adjusted EBITDA per share

Adjusted EBITDA and Adjusted EBITDA per share are non-GAAP financial measures, which is defined by Franco-Nevada by excluding the following from net income (loss) and earnings (loss) per share (“EPS”):

●	Income tax expense/recovery;
●	Finance expenses;
●	Finance income;
●	Depletion and depreciation;
●	Impairment charges and reversals related to royalty, stream and working interests;
●	Impairment of investments;
●	Gains/losses on sale of royalty, stream and working interests;
●	Gains/losses on investments;
●	Foreign exchange gains/losses and other income/expenses; and
●	Unusual non-recurring items.

Management uses Adjusted EBITDA and Adjusted EBITDA per share to evaluate the underlying operating performance of Franco-Nevada as a whole for the reporting periods presented, to assist with the planning and forecasting of future operating results, and to supplement information in its financial statements. Management believes that in addition to measures prepared in accordance with IFRS such as Net Income and EPS, our investors and analysts use Adjusted EBITDA and Adjusted EBITDA per share to evaluate the results of the underlying business of Franco-Nevada, particularly since the excluded items are typically not included in our guidance, with the exception of depletion and depreciation expense. While the adjustments to net income and EPS in these measures include items that are both recurring and non-recurring, management believes that Adjusted EBITDA and Adjusted EBITDA per share are useful measures of Franco-Nevada’s performance because they adjust for items which may not relate to or have a disproportionate effect on the period in which they are recognized, impact the comparability of our core operating results from period to period, are not always reflective of the underlying operating performance of our business and/or are not necessarily indicative of future operating results. Adjusted EBITDA and Adjusted EBITDA per share are only intended to provide additional information to investors and analysts and should not be considered in isolation or as a substitute for measures of performance

2021 Management’s Discussion and Analysis	32

prepared in accordance with IFRS. They do not have any standardized meaning under IFRS and may not be comparable to similar measures presented by other issuers.

Reconciliation of Net Income to Adjusted EBITDA:

	For the three months ended		For the year ended
	December 31,		December 31,
(expressed in millions, except per share amounts)	2021	2020	2021	2020
Net income	$220.9	$176.7	$733.7	$326.2
Income tax expense	44.7	21.5	124.1	13.3
Finance expenses	0.9	0.8	3.6	3.5
Finance income	(0.7)	(0.7)	(3.7)	(3.7)
Depletion and depreciation	78.2	67.5	299.6	241.0
Impairment (reversals) and charges	(75.5)	(9.6)	(68.0)	262.1
Foreign exchange loss (gain) and other (income) expenses	1.3	(2.5)	3.0	(2.8)
Adjusted EBITDA	$269.8	$253.7	$1,092.3	$839.6
Basic weighted average shares outstanding	191.2	190.9	191.1	190.3

Basic earnings per share	$1.16	$0.93	$3.84	$1.71
Income tax expense	0.22	0.11	0.65	0.07
Finance expenses	—	—	0.02	0.01
Finance income	—	—	(0.02)	(0.02)
Depletion and depreciation	0.41	0.35	1.57	1.27
Impairment charges	(0.39)	(0.05)	(0.36)	1.38
Foreign exchange loss (gain) and other (income) expenses	0.01	(0.01)	0.02	(0.01)
Adjusted EBITDA per share	$1.41	$1.33	$5.72	$4.41

Margin

Margin is a non-GAAP ratio which is defined by Franco-Nevada as Adjusted EBITDA divided by revenue. Franco-Nevada uses Margin in its annual incentive compensation process to evaluate management’s performance in increasing revenue and containing costs. Management believes that in addition to measures prepared in accordance with IFRS, our investors and analysts use Margin to evaluate the Company’s ability to contain costs relative to revenue. Margin is intended to provide additional information to investors and analysts and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. It does not have any standardized meaning under IFRS and may not be comparable to similar measures presented by other issuers.

Calculation of Margin:

	For the three months ended		For the year ended
	December 31,		December 31,
(expressed in millions, except Margin)	2021	2020	2021	2020
Adjusted EBITDA	$269.8	$253.7	$1,092.3	$839.6
Revenue	327.7	304.5	1,300.0	1,020.2
Margin	82.3%	83.3%	84.0%	82.3%

Adjusted Net Income and Adjusted Net Income per share

Adjusted Net Income and Adjusted Net Income per share are non-GAAP financial measures, which is defined by Franco-Nevada by excluding the following from net income (loss) and earnings (loss) per share:

●	Foreign exchange gains/losses and other income/expenses;
●	Impairment charges and reversals related to royalty, stream and working interests;
●	Impairment of investments;
●	Gains/losses on sale of royalty, stream and working interests;
●	Gains/losses on investments;
●	Unusual non-recurring items; and
●	Impact of income taxes on these items.

Management uses Adjusted Net Income and Adjusted Net Income per share to evaluate the underlying operating performance of Franco-Nevada as a whole for the reporting periods presented, to assist with the planning and forecasting of future operating results, and to supplement information in its financial statements. Management believes that in addition to measures prepared in accordance with IFRS such as Net Income and EPS, our investors and analysts use Adjusted Net Income and Adjusted Net Income per share to evaluate the results of the underlying business of Franco-Nevada, particularly since the excluded items are typically not included in our guidance. While the adjustments to net income and EPS in these measures include items that are both recurring and non-recurring, management believes that Adjusted Net Income and Adjusted Net Income per share are useful measures of Franco-Nevada’s performance because they adjust for items which may not relate to or have a disproportionate effect on the period in which they are recognized, impact the comparability of our core operating results from period to period, are

2021 Management’s Discussion and Analysis	33

not always reflective of the underlying operating performance of our business and/or are not necessarily indicative of future operating results. Adjusted Net Income and Adjusted Net Income per share are intended to provide additional information to investors and analysts and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. They do not have any standardized meaning under IFRS and may not be comparable to similar measures presented by other issuers.

Reconciliation of Net Income to Adjusted Net Income:

	For the three months ended		For the year ended
	December 31,		December 31,
(expressed in millions, except per share amounts)	2021	2020	2021	2020
Net income	$220.9	$176.7	$733.7	$326.2
Impairment (reversals) and charges	(75.5)	(9.6)	(68.0)	262.1
Foreign exchange loss (gain) and other (income) expenses	1.3	(2.5)	3.0	(2.8)
Tax effect of adjustments	19.3	(1.6)	17.8	(69.2)
Other tax related adjustments:
Recognition of previously unrecognized deferred tax assets	(2.3)	—	(12.9)	—
Adjusted Net Income	$163.7	$163.0	$673.6	$516.3
Basic weighted average shares outstanding	191.2	190.9	191.1	190.3

Basic earnings per share	$1.16	$0.93	$3.84	$1.71
Impairment charges	(0.40)	(0.05)	(0.36)	1.38
Foreign exchange loss (gain) and other (income) expenses	0.01	(0.01)	0.02	(0.01)
Tax effect of adjustments	0.10	(0.02)	0.09	(0.37)
Other tax related adjustments:
Recognition of previously unrecognized deferred tax assets	(0.01)	—	(0.07)	—
Adjusted Net Income per share	$0.86	$0.85	$3.52	$2.71

Cautionary Statement on Forward-Looking Information

This MD&A contains “forward-looking information” and “forward-looking statements” within the meaning of applicable Canadian securities laws and the United States Private Securities Litigation Reform Act of 1995, respectively, which may include, but are not limited to, statements with respect to future events or future performance, management’s expectations regarding Franco-Nevada’s growth, results of operations, estimated future revenues, performance guidance, carrying value of assets, future dividends and requirements for additional capital, mineral reserve and mineral resource estimates, production estimates, production costs and revenue, future demand for and prices of commodities, expected mining sequences, business prospects and opportunities, the performance and plans of third party operators, audits being conducted by the CRA, the expected exposure for current and future assessments and available remedies, the remedies relating to and consequences of the ruling of the Supreme Court of Panama in relation to the Cobre Panama project, the aggregate value of Common Shares which may be issued pursuant to the ATM Program, and the Company’s expected use of the net proceeds of the ATM Program, if any. In addition, statements (including data in tables) relating to reserves and resources including reserves and resources covered by a royalty, stream or other interest, gold equivalent ounces or mine lives are forward-looking statements, as they involve implied assessment, based on certain estimates and assumptions, and no assurance can be given that the estimates and assumptions are accurate and that such reserves and resources, mine lives and GEOs will be realized. Such forward-looking statements reflect management’s current beliefs and are based on information currently available to management. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budgets”, “potential for”, “scheduled”, “estimates”, “forecasts”, “predicts”, “projects”, “intends”, “targets”, “aims”, “anticipates” or “believes” or variations (including negative variations) of such words and phrases or may be identified by statements to the effect that certain actions “may”, “could”, “should”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of Franco-Nevada to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. A number of factors could cause actual events or results to differ materially from any forward-looking statement, including, without limitation: the price at which Common Shares are sold in the ATM Program and the aggregate net proceeds received by the Company as a result of the ATM Program; fluctuations in the prices of the primary commodities that drive royalty and stream revenue (gold, platinum group metals, copper, nickel, uranium, silver, iron-ore and oil and gas); fluctuations in the value of the Canadian and Australian dollar, Mexican peso and any other currency in which revenue is generated, relative to the U.S. dollar; changes in national and local government legislation, including permitting and licensing regimes and taxation policies and the enforcement thereof; the adoption of a global minimum tax on corporations; regulatory, political or economic developments in any of the countries where properties in which Franco-Nevada holds a royalty, stream or other interest are located or through which they are held; risks related to the operators of the properties in which Franco-Nevada holds a royalty, stream or other interest, including changes in the ownership and control of such operators; relinquishment or sale of mineral properties; influence of macroeconomic developments; business opportunities that become available to, or are pursued by Franco-Nevada; reduced access to debt and equity capital; litigation; title, permit or license disputes related to interests on any of the properties in which Franco-Nevada holds a royalty, stream or other interest; whether or not the Company is determined to have “passive foreign investment company” (“PFIC”) status as defined in Section 1297 of the United States Internal Revenue Code of 1986, as amended; potential changes in Canadian tax treatment of offshore streams; excessive cost escalation as well as development,

2021 Management’s Discussion and Analysis	34

permitting, infrastructure, operating or technical difficulties on any of the properties in which Franco-Nevada holds a royalty, stream or other interest; access to sufficient pipeline capacity; actual mineral content may differ from the reserves and resources contained in technical reports; rate and timing of production differences from resource estimates, other technical reports and mine plans; risks and hazards associated with the business of development and mining on any of the properties in which Franco-Nevada holds a royalty, stream or other interest, including, but not limited to unusual or unexpected geological and metallurgical conditions, slope failures or cave-ins, flooding and other natural disasters, terrorism, civil unrest or an outbreak of contagious disease; the impact of the COVID-19 (coronavirus) pandemic; and the integration of acquired assets. The forward-looking statements contained in this MD&A are based upon assumptions management believes to be reasonable, including, without limitation: the ongoing operation of the properties in which Franco-Nevada holds a royalty, stream or other interest by the owners or operators of such properties in a manner consistent with past practice; the accuracy of public statements and disclosures made by the owners or operators of such underlying properties; no material adverse change in the market price of the commodities that underlie the asset portfolio; the Company’s ongoing income and assets relating to determination of its PFIC status; no material changes to existing tax treatment; the expected application of tax laws and regulations by taxation authorities; the expected assessment and outcome of any audit by any taxation authority; no adverse development in respect of any significant property in which Franco-Nevada holds a royalty, stream or other interest; the accuracy of publicly disclosed expectations for the development of underlying properties that are not yet in production; integration of acquired assets; and the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated or intended. However, there can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Investors are cautioned that forward-looking statements are not guarantees of future performance. In addition, there can be no assurance as to the outcome of the ongoing audit by the CRA or the Company’s exposure as a result thereof. Franco-Nevada cannot assure investors that actual results will be consistent with these forward-looking statements. Accordingly, investors should not place undue reliance on forward-looking statements due to the inherent uncertainty therein.

For additional information with respect to risks, uncertainties and assumptions, please refer to Franco-Nevada’s most recent Annual Information Form filed with the Canadian securities regulatory authorities on www.sedar.com and Franco-Nevada’s most recent Annual Report filed on Form 40-F filed with the SEC on www.sec.gov. The forward-looking statements herein are made as of the date of this MD&A only and Franco-Nevada does not assume any obligation to update or revise them to reflect new information, estimates or opinions, future events or results or otherwise, except as required by applicable law.

2021 Management’s Discussion and Analysis	35

WORLD GOLD COUNCIL MEMBER

Franco Nevada

The GOLD Investment that WORKS

www.franco-nevada.com

FNV TSX/NYSE